SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 16, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-600880
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the Business Report of Qimonda AG (stand alone) for the year ended September 30, 2006 according to HGB (German Commercial Code).

Report by Supervisory Board to the General Meeting of Shareholders
Corporate Governance Report 2006
Management Report for the Financial Year 2006
Financial Statements of Qimonda AG 2006 (stand alone)
STATEMENT OF OPERATIONS for the financial year from October 1, 2005 to September 30, 2006
BALANCE SHEET as of September 30, 2006
Notes for Financial Year 2006 from October 1, 2005 to September 30, 2006
Other Information
Cash Flow Statement
Consolidated Financial Statements
Board of Directors
Supervisory Board
Supervisory Board Committees
Qimonda Offices Worldwide
SIGNATURES

Qimonda AG
Report by Supervisory Board to the General Meeting of Shareholders
Peter J. Fischl
Chairman of the Supervisory Board of Qimonda AG
Dear Shareholders,
With this report the Supervisory Board would like to inform you about the fulfilment of its duties during the recent financial year.
In the course of regular meetings the Management Board provided the Supervisory Board with comprehensive information about the development of business, the economic situation of the company and the financial and investment planning. The Supervisory Board discussed the information provided by the Management Board in detail during its meetings. The Management Board also gave written and verbal reports about events of particular significance, especially with respect to the Initial Public Offering at the NYSE that took place on August 9, 2006. In addition, the Chairman of the Supervisory Board was kept informed by the Management Board about key developments and decisions within the company in the course of individual meetings. The Supervisory Board regularly monitored the activities of the Management Board and provided consulting support to the Management Board. For this purpose it also thoroughly examined the reports of the internal auditing department. All matters that required the approval of the Supervisory Board were duly submitted to it.
Key Areas of Activity of the Supervisory Board
— Appointment of Management Board members
— Initial Public Offering at the NYSE
— Development of business strategy
Appointment of Management Board Members
The Supervisory Board concerned itself intensely with the appointment of Management Board members after the contribution of the memory products segment by Infineon Technologies AG.
With effect from 15 April 2006 the Supervisory Board appointed Mr Kin Wah Loh, Dr. Michael Majerus and Mr Thomas Seifert as Management Board members and appointed Mr Kin Wah Loh as Chairman of the Management Board.

Initial Public Offering at the NYSE
The Supervisory Board was informed by the Management Board in a timely and detailed manner about the preparations for and the planned implementation of the flotation of stocks on the New York Stock Exchange. The planned procedure was discussed with the Management Board and the decisions necessary for ensuring a smooth implementation were taken.
The Supervisory Board was very pleased to follow the rapid progress of this important project for what is still a new company. The crucial phase of marketing the company to the investors took place in a difficult stock market trading environment. The Management Board of Qimonda generated sufficient interest in the company in the capital market thanks to its significant commitment during the roadshow and together with the Management Board we took the necessary decisions to complete the flotation. We are delighted that as a result of this flotation Qimonda was able to expand its shareholder structure in a very robust way, particularly in the USA.
Development of Company Strategy
A further focus of the meetings between the Supervisory Board and the Management Board was the development of the company strategy. In the course of in-depth discussions with the Management Board, the Supervisory Board addressed the key issues of market and customer orientation, of product diversification, development of technology, and further development of partnerships.
The Supervisory Board is very pleased with the significant progress that Qimonda made over the last financial year in the area of product diversification. In particular we would like to highlight the successful entry into and the establishment of a leading position in the memory market for the latest generation of games consoles. Also worth of mentioning are the increase in the share of business in the attractive server market and the building up of supplier relations in the entertainment electronics market. In the area of technology development, Qimonda, together with its development partner Nanya, was able to launch the next generation of memory technologies with a feature size of 75 nanometres. The Supervisory Board was informed by the Management Board about further plans for technology development. The Supervisory Board and the Management Board agree that the company must push ahead with its efforts in terms of increasing productivity without delay in order to further improve its competitive position.
There has been a very sharp fall in prices for Flash memory since the start of 2006. In view of the low prices for Flash memory the Management Board decided to stop production of these items as soon as possible and to use the capacities released through that step for the production of DRAM memory, which is currently more profitable. The Supervisory Board supports this decision by the Management Board as well as the resolution to continue the development efforts in the area of non-volatile memory. We agree with the view of market researchers that this fiercely contested market segment offers great growth potential which can only be realised by having a competitive technology platform and the right choice of product solutions.
Furthermore, our discussions centred on the expected impact of the business and capacity strategy on the medium-term planning of the finance and investment budget.

Overall, we totally support the Management Board’s strategy of increasing the company’s profitability over the business cycles.
Corporate Governance
The Supervisory Board is convinced that good corporate governance is a key basis for the company’s success and therefore examined German, US and international corporate governance rules and their implementation within the company. The rules of procedure for the Supervisory Board and the Investment, Finance, and Audit Committee as enacted by the Supervisory Board, as well as the rules of procedure for the Management Board as approved by the Supervisory Board comply with all requirements in terms of good corporate governance. The cooperation with the Management Board and within the Supervisory Board is seen as positive. The Supervisory Board issued the Declaration of Compliance 2006 as per § 161 of the German Stock Corporation Act (AktG) in November 2006.
No conflicts of interest have arisen with individual members of the Supervisory Board or its committees.
Meetings of the Supervisory Board and the Committees
In the year under review two regular meetings of the Supervisory Board were held.
The Presidential Committee did not meet and instead passed resolutions by written consent.
The Investment, Finance and Audit Committee met once in the year under review. As the pre-audit of the annual financial statements and the discussion of the audit report with the auditor only took place in the ongoing financial year for the year under review, the focus of its activity was the review of the financial and investment planning.
The recently formed Technology Committee has not had a meeting yet.
Financial Statements
The Qimonda financial statements were audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main in the year under review. KPMG audited the annual financial statements of Qimonda AG according to HGB [German Commercial Code] and the combined and consolidated financial statements of the Qimonda Group according to US GAAP for the year ended September 30, 2006, as well as the management report of Qimonda AG and gave an unqualified auditor’s opinion. We have also reviewed these documents ourselves. KPMG also confirmed that the combined and consolidated financial statements were produced in accordance with US GAAP and that under § 291 HGB no combined and consolidated group financial statements had to be drawn up, neither in accordance with HGB, nor with IAS rules. The report by KPMG concerning the audit of the financial statements of Qimonda AG according to HGB had been submitted to the Supervisory Board in good time and were presented and commented on by the auditor and in detail discussed in the meeting of the Investment, Finance and Audit Committee on 14 November 2006 and were then also discussed in our financial review meeting on the same day in the presence of the auditor. In these meetings the Management Board also gave a detailed report concerning the scope, key points and costs of the audit.
The Supervisory Board had no objections, approved the results of the audit and therefore approved the annual financial statements of Qimonda AG according to HGB and the annual combined and consolidated financial statements of the Qimonda Group according to US GAAP. The annual financial statements are therefore confirmed.
Report on Relation to Infineon Technologies AG as Controlling Shareholder
The Investment, Finance and Audit Committee and the Supervisory Board thoroughly examined the Report on Relation to Infineon Technologies AG as Controlling Shareholder in accordance with § 312 of the German Stock Corporation Act (AktG) concerning the relations between the company and Infineon Technologies AG and affiliated companies as well as the audit report of KPMG in this respect in the presence of the auditor. This did not lead to any reservations.
KPMG issued the following note to the report in accordance with § 312 AktG:
“In our opinion, based on the audit that we were commissioned to conduct, we confirm that the factual information contained in the report is correct, that in respect of the legal transactions detailed in the report the consideration by the company was not unacceptably high, or that any disadvantages have been compensated, and that in respect of the measures detailed in the report there are no grounds for a significantly different assessment from that given by the Management Board.”
The final results of our audit have not led to any reservations in respect of the declaration by the Management Board about the relations with Infineon Technologies AG and affiliated companies contained given at the end of the report.
Formation of the Supervisory Board and its Committees
As a result of the contribution of the memory products segment by Infineon Technologies AG the company now has more than 500 employees, which is why employee representatives must make up one third of the Supervisory Board members. After carrying out the relevant status procedure in accordance with § 97 AktG, the appointment of the former Supervisory Board members Peter J. Fischl, Michael v. Eickstedt and Michael Ruth ceased at the end of the general meeting of shareholders on 14.7.2006 pursuant to § 97 para. 2 Sentence 3 AktG.
In the general meeting of shareholders on 14.7.2006 Mr Peter J. Fischl, Mr Richard Previte, Prof. Yoshio Nishi and Michael von Eickstedt were elected as shareholders’ representatives on the Supervisory Board.

On 21.7.2006 the Munich District Court appointed Dr Lothar Armbrecht and Mr Johann Grundbacher as representatives of the employees on the Supervisory Board.
By a resolution adopted by way of circulation procedure dated 25.7.2006 Mr Peter J. Fischl was elected as chairman and Mr Richard Previte as deputy chairman of the Supervisory Board.
Under the rules of procedure of the Supervisory Board, the chairman of the Supervisory Board and his deputy belong to the Presidential Committee of the Supervisory Board. Mr Michael v. Eickstedt was elected as a further member of the Presidential Committee.
Again, under the rules of procedure of the Supervisory Board, the chairman of the Supervisory Board belongs to the Investment, Finance and Audit Committee. As additional members, the Supervisory Board elected Mr Richard Previte as Supervisory Board member for the shareholders and Dr Lothar Armbrecht as Supervisory Board member for the employees.
The Supervisory Board also established a Technology Committee, which deals with the company’s strategic and technological policy, and elected Prof. Yoshio Nishi, Mr Peter J. Fischl and Mr Johann Grundbacher as members of this committee.
The Supervisory Board would like to thank the Management Board and all employees for their commitment and performance over the last financial year. The Supervisory Board would also like to thank all members of the staff committees for their constructive cooperation.
Munich, November 2006
For the Supervisory Board

/s/ Peter J. Fischl
Peter J. Fischl
Chairman of the Supervisory Board

Qimonda AG
Corporate Governance Report 2006
In our view, good and responsible corporate leadership is the basis for increasing corporate value in a sustainable way. This is why the Management Board and the Supervisory Board are following almost all recommendations of the German Corporate Governance Codex (hereinafter referred to as “DCGK”) in its currently applicable version dated 12 June 2006.
The Management Board and the Supervisory Board of Qimonda see Corporate Governance as a comprehensive concept which includes all corporate values, processes and objectives that help us to achieve our corporate mission. Corporate Governance at Qimonda comprises the standards of internal controlling, the “Business Conduct Guidelines” as well as regulations governing the organisational and supervisory duties within the company.
Qimonda observes high international and German Corporate Governance Standards.
German Standards
Qimonda has adopted almost all regulations recommended or suggested by the “German Corporate Governance Codex” government committee.
American Capital Market Regulations
Qimonda AG is listed on the New York Stock Exchange (“NYSE”) with American Depositary Shares (ADS). The company is therefore subject to certain American capital market regulations, rules of the American stock exchange supervisory body (Securities and Exchange Commission — SEC) and Corporate Governance regulations of the NYSE. Since July 2002 the US legislator, the SEC and the NYSE have all approved various regulations to improve protection for investors and Corporate Governance for American companies. In most cases these regulations also apply to non-American companies that are listed on US stock exchanges (“Foreign Private Issuers”).
In order to implement the American regulations we set up a Disclosure Committee which is responsible for examining and approving the disclosure of certain financial information and other key information. A procedure was introduced that allows employees to register balance sheet and accounting concerns anonymously. In addition, we introduced an internal procedure for certification in which managers who carry corporate responsibility have to confirm certain information. These procedures and confirmations enable the Chairman of the Management Board and the Board of Finance to file the certifications of the financial statements with the SEC.

Structure of the Management and Control of the Company
The German Stock Corporation Act which applies to Qimonda AG as a German public limited company stipulates a two-tier system of corporate management and control, namely corporate governance by the Management Board and corporate control by the Supervisory Board. We are convinced that separating the two functions in this way is a key condition for good Corporate Governance.
Management Board
The Management Board of Qimonda AG — currently consisting of three members — is the company’s management organ. It is solely bound to the interest of the company and is based on the objective of increasing the corporate value in a sustainable way. Under compulsory German stock corporation law it has overall responsibility for managing the company is a way that adds value. In accordance with the rules of procedure of the Management Board, all of its members jointly manage the company.
Supervisory Board
The Supervisory Board advises and monitors the Management Board in terms of corporate leadership. The Management Board informs the Supervisory Board regularly, without delay and comprehensively about all issues that are significant in terms of business development, planning and the risk situation and coordinates the strategy and its implementation with the Supervisory Board. The Supervisory Board discusses the quarterly reports and examines and approves the company’s annual financial statements, for which the Audit Committee does the groundwork and the auditor produces a report. The Supervisory Board also resolves on the appointment and dismissal of members of the Management Board. The Supervisory Board consists of 6 members, two thirds of which in accordance with the German one-third participation act are elected by the general meeting of shareholders and one third are employee representatives.
The Chairman of the Supervisory Board, Peter J. Fischl, is a member of the Management Board of Infineon Technologies AG, which directly and indirectly holds the majority of the shares in Qimonda AG. All transactions between Infineon Technologies AG and Qimonda AG are processed according to conditions that would normally exist between external third parties. In the view of the Supervisory Board there has not occurred any conflict of interest.
Supervisory Board Committees
The rules of procedure of the Supervisory Board stipulates the formation of two committees. These are the Presidential Committee and the Investment, Finance and Audit Committee. In addition, the Supervisory Board has set up a Technology Committee. The tasks, responsibilities and the way in which these committees work satisfy the requirements of the German Corporate Governance-Codex, the binding regulations of US law and of the NYSE.
The Presidential Committee which is made up of the Chairman of the Supervisory Board, and two other shareholders’ representatives, prepares the appointment and dismissal of Management Board members, is responsible for concluding, amending and terminating agreements with Management Board members and stipulates the amount and the structure of Management Board remuneration. It also decides on the amount of the share-based remuneration components.
The Investment, Finance and Audit Committee consists of the Chairman of the Supervisory Board, a shareholders’ representative and an employees’ representative. The committee fulfils the tasks of an “Audit Committee” in accordance with US law. The Supervisory Board has appointed Mr Peter J. Fischl as a financial expert (“Audit Committee Financial Expert”).
The Investment, Finance and Audit Committee supervises the company’s rendering of financial statements, discusses and audits the quarterly and annual financial accounts determined by the Management Board and, on the basis of the auditors’ report concerning the financial statements, makes suggestions to the Supervisory Board concerning the determination of the annual financial statements. It also looks at the company’s internal control system and the risk assessment, risk control and risk management procedures. For this purpose it can approach all company employees directly and also seek external help. The internal audit department regularly reports to the committee. In addition, the committee monitors compliance with legal provisions and official regulations. It is also responsible for the relationship between the company and the auditor, for awarding the audit contract and for stipulating the key points of the audit and the remuneration of the auditor. We have also established that the auditor may only be instructed to carry out consulting work to the extent approved by the Investment, Finance and Audit Committee.
Furthermore, the financial and investment planning, major acquisitions, disinvestments and financial measures require the Committee’s approval.
Shareholders and General Meeting of Shareholders
The company’s shareholders take their decisions at the company’s general meeting of shareholders which is held at least once a year. Each share grants one vote at the meeting. All shareholders who are entered in the register of shareholders and who have applied in time are entitled to take part in the general meeting of shareholders. The general meeting of shareholders resolves upon all matters that are referred to it, in particular the formal approval of the activities of the members of the Management Board and the Supervisory Board, the election of the shareholders’ representatives in the Supervisory Board, the choice of auditor, changes to the articles of association and any measures that the election of the shareholders’ representatives of the Supervisory Board change the capital structure of the company.
We report to our shareholders four times a year in accordance with a fixed financial calendar concerning the business development and the company’s financial and earnings situation. Moreover, members of the Management Board provide regular information to investors, analysts and the general public about the quarterly and annual results. Our comprehensive Investor Relations work includes regular meetings, teleconferences with analysts and institutional investors and stipulates ongoing dialogue with shareholders and analysts.

Business Conduct Guidelines and Code of Ethics in Financial Matters
We manage our company responsibly in accordance with the provisions of law and official regulations — and we have established a number of guidelines which help us to achieve this objective. Our Business Conduct Guidelines are binding for the Management Board and the employees. They contain, in particular, regulations about registering and dealing with complaints and notifying any violations of these guidelines. The Business Conduct Guidelines also include our Code of Ethics for financial matters and are published on our website.
Information to be Provided in Accordance with Clause 6.6 of the German Corporate Governance Codex
The members of the Management Board and the Supervisory Board do not own, directly or indirectly, any of our share capital.
Qimonda AG Stock Option Plan 2006
In accordance with the authorisation given by the general meeting of shareholders on 14 July 2006 the Qimonda Stock Option Plan 2006 (hereinafter “Plan”) was resolved upon by the Management Board on November 8, 2006 and the Presidential Committee of the Supervisory Board on November 14, 2006.
In accordance with the authorisation the plan stipulates the issue of up to 6.0 million options on Qimonda shares. Of these up to 1.2 million options may be issued to members of the Management Board of Qimonda AG up to 1.0 million options may be issued to members of management of group companies within Qimonda AG at home and abroad and up to 3.8 million options may be issued to other management staff and other key personnel on levels below board level at Qimonda AG and the members of management of group companies at home and abroad.
The options shall run for a total of six years from the date of allocation but may only be initially exercised after a waiting period has elapsed. The waiting period is at least three years.
The exercise of all options is conditional, among other things, on the price of the Qimonda-ADS exceeding the performance of the reference index, namely the “Philadelphia Semiconductor Sector” (SOX) at least once on at least three successive days during the life of the option.
The strike price of the options for an ordinary share in Qimonda AG is 100% of the average of the opening prices of Qimonda-ADS on the NYSE on the five (5) trading days preceding the date of allocation of the options.

Declaration of Compliance 2006 by Management Board and Supervisory Board of Qimonda AG in Accordance with §161 Stock Corporation Act
“The Management Board and Supervisory Board declare that the recommendations of the “German Corporate Governance Codex Government Committee” (version dated 12 June 2006) notified by the Federal Ministry of Justice in the official section of the electronic Federal Gazette will be complied with. The Management Board and Supervisory Board further declare that the named recommendations have been complied with since the admission to stock exchange dealing on the NYSE on 9 August 2006. The following exceptions apply here:
— The structure of the Management Board remuneration system was discussed and decided by the Presidential Committee of the Supervisory Board (Clause 4.2.2).
— Until the adoption of the Qimonda AG Stock Option Plan 2006 and the granting of corresponding options to the Board members in November 2006 the remuneration of the Management Board members did not include any components with long-term incentive effect and risks (Clause 4.2.3).
— No age limit has been stipulated for Management Board members (Clause 5.1.2).
— No age limit has been stipulated for Supervisory Board members (Clause 5.4.1).
— The application for appointment of the employees’ representatives on the Supervisory Board by a court was not limited to the date of the next general meeting of shareholders (Clause 5.4.3).
— Ordinary membership of committees of the Supervisory Board was not taken into account in the remuneration of the Supervisory Board (Clause 5.4.7).
— The members of the Supervisory Board did not receive any performance-related remuneration in the 2005/2006 financial year (Clause 5.4.7).
Qimonda AG will in future comply with all recommendations of the German Corporate Governance Codex Government Committee with the following exceptions:
— The structure of the Management Board remuneration system will be discussed and decided by the Presidential Committee of the Supervisory Board (Clause 4.2.2).
— No age limit has been stipulated for Management Board members (Clause 5.1.2).
— No age limit has been stipulated for Supervisory Board members (Clause 5.4.1).
— Ordinary membership of Supervisory Board committees will not be taken into account in the remuneration paid to the Supervisory Board member (Clause 5.4.7).”

In respect of the deviation from Clause 4.2.2 of DCGK specified above, we feel that the involvement of the Presidential Committee also with the structure of the Management Board remuneration to be more suitable because this body is also supposed to decide on the individual remuneration. For this reason we shall also follow this procedure.
The implementation of the Qimonda AG Stock Option Plan 2006 required careful consideration and discussion and could therefore not be completed before the IPO. To this extent the reported deviation from the recommendation in Clause 4.2.3 of DCGK has since been completed by the corresponding Supervisory Board resolutions.
In respect of the deviations from Clause 5.1.2 and 5.4.1 we feel that age alone has no bearing on the qualification of Management Board or Supervisory Board members. In view of the legal anti-discrimination regulations that have been enacted in the meantime, among other things concerning discrimination on grounds of a person’s age, we feel that such age limits are not appropriate.
Based on the wording alone, the recommendation in Clause 5.4.3 of DCGK in respect of period of service of legally appointed Supervisory Board members is, in our view, primarily intended to apply to the shareholders’ representatives and not the employee representatives in our company appointed by the court.
We feel that the separate remuneration for ordinary membership in a committee of the Supervisory Board as recommended in Clause 5.4.7 of DCGK is not necessary in view of the overall level of Supervisory Board remuneration.
It has not yet been possible to implement the performance-based remuneration components recommended in Clause 5.4.7 of the DCGK and stipulated in the articles of association for the members of the Supervisory Board in the form of stock appreciation rights for the 2005/2006 financial year because the Qimonda AG Stock Option Plan was only decided in November 2006.
The disclosure obligations cited in Clauses 6.1, 6.2 and 6.6 of the DCGK will be complied with only to the extent that they correspond with the disclosure obligations under the Stock Corporation Act or provisions of US law that are applicable for Qimonda AG. To the extent the specified disclosure obligations derive from WpHG (German act on securities trade) they do not apply for Qimonda AG, whose securities are exclusively listed in the US, because it has not been admitted for stock exchange dealing in Europe and shall therefore not be observed.

Remuneration Report
Remuneration of the Management Board in 2005/2006 Financial Year
The Presidential Committee of the Supervisory Board is responsible for determining the remuneration of the Management Board and is made up of the Supervisory Board Chairman Peter J. Fischl, the deputy Supervisory Board Chairman Richard Previte as well as the Supervisory Board member Michael v. Eickstedt. The remuneration paid to the members of the Management Board of Qimonda AG is based on the size and the global strategic direction of the company, its economic position as well as the amount and the structure of Board remuneration in similar companies at home and abroad. The duties and the contribution of the respective Management Board members are also taken into account. The Board remuneration essentially consists of the following basic components:
•	A fixed basic annual salary, which after statutory deductions, is paid out in instalments each month and at the end of the financial year.

•	An annual bonus as a variable performance-based component. In the 2005/2006 financial year the annual bonus was linked to the return on total capital employed which we define as the operating result after tax, adjusted for special effects, in relation to the capital invested. This ensures that a bonus is only earned where the business has shown positive development. The annual bonus is paid out after the end of the financial year. In addition to the bonus linked to the return on total capital employed the Management Board contracts stipulate the possibility of granting a special bonus for achieving special targets.
Stock options have not been granted in the 2005/2006 financial year.

For the 2005/2006 financial year (as of 15 April 2006) the members of the Management Board are entitled to the following cash remuneration (gross, before statutory deductions):

			Performance-
	Non performance-		based	Special	Total
In Euro	based		remuneration	bonus	remuneration
Management Board	Salary	Other	Annual bonus	Bonus	Total
Kin Wah Loh (Chairman)	481,250	8,845	425,333	500,000	1,415,428
Dr. Michael Majerus	275,000	5,714	370,333	300,000	951,047
Thomas Seifert	275,000	4,389	370,333	300,000	949,722
Total	1,031,250	18,948	1,165,999	1,100,000	3,316,197
Pension Commitments and Retirement Pensions (in 2005/2006 Financial Year)
A fixed amount to cover pension has been allocated to the members of the Management Board. As of Sept. 30, 2006 the position pension provisions considering prior duration of employment of the members of the Management Board shows an amount of EUR 779,697.
Additional Payments and Other Commitments (in 2005/2006 Financial Year)
•	Apart from the remuneration components listed in the column headed “Other”, the members of the Management Board did not receive any additional payments.

•	In the event of early termination of the service relationship the board contracts do not contain any explicit settlement allocation.

•	Members of the Board are not granted any credits by the company.

•	The company is part of a Group consequential loss liability insurance scheme — for members of executive organs of the Infineon Group (known as D&O Insurance [Directors and Officers Insurance]). It is taken out or extended on an annual basis. The insurance covers the personal liability risk in the event that legal action for financial damages is taken against Management Board members in the course of carrying out their work and the damages being claimed exceeds 25% of the non performance-based annual remuneration of the Management Board member that is the subject of the legal action in question. (Excess as specified by the German Corporate Governance Codex, Clause 3.8 para. 2).

The members of Management Board retired from office in financial year 2005/2006 did not receive any remuneration.
Remuneration of the Supervisory Board in 2005/2006 Financial Year
The remuneration of the Supervisory Board has been determined by the general meeting of shareholders on the basis of proposals put forward by the Management Board and Supervisory Board. It is based on the size of the company, the duties and the responsibilities of the Supervisory Board members as well as the company’s economic situation and performance. The remuneration of the Supervisory Board is regulated in § 12 of the articles of association and contains two components:
•	A fixed remuneration in the amount of USD 50,000 for each full financial year plus

•	A variable component in the form of 5,000 stock appreciation rights per year which are issued and may be exercised subject to the same conditions as stipulated by the stock option plan approved by the general meeting of shareholders. Stock appreciation rights do not, however, grant any entitlement to subscribe to shares but merely to cash compensation. No stock appreciation rights were granted for the 2005/2006 financial year because the Qimonda AG Stock Option Plan 2006 was not yet in force.

•	Certain positions receive additional remuneration: The chairman of the Supervisory Board receives an additional USD 100,000 for each full financial year, the deputy Supervisory Board chairman and each chairman of a Supervisory Board committee receives an additional USD 50,000 for each full financial year.
Members of the Supervisory Board are also reimbursed for all expenses that they incur in connection with the exercise of their position as well as any value added tax applied to their remuneration, provided that they are able to invoice this separately and do so.
The individual Supervisory Board members received the following cash remuneration for the 2005/2006 financial year:

Supervisory	Fixed remuneration
Board member	in USD
Peter J. Fischl	0
Richard Previte	20,833
Yoshio Nishi	20,833

Supervisory	Fixed remuneration
Board member	in USD
Michael v. Eickstedt	0
Dr Lothar Armbrecht	10,416
Johann Grundbacher	10,416
Total	62,498
The members of the Supervisory Board Peter J. Fischl and Michael von Eickstedt waived their right for remuneration.
Other (Status as at 30 September 2006)
•	Members of the Supervisory Board do not receive any loans from the company.

•	The company is part of a Group consequential loss liability insurance scheme — for members of executive organs and employees of the Infineon Group. It is taken out or extended on an annual basis. The insurance covers the personal liability risk in the event that legal action for financial damages is taken against Supervisory Board members in the course of carrying out their work and the damages being claimed exceeds 100% of the fixed remuneration of the Supervisory Board member that is the subject of the legal action in question. (Excess as specified by the German Corporate Governance Codex, Clause 3.8 para. 2).
The members of Supervisory Board retired from office in financial year 2005/2006 did not receive any remuneration.
No further remuneration, in particular for consulting and brokerage work, was paid to the Members of the Supervisory Board.

MANAGEMENT REPORT for Financial Year 2006

of QIMONDA AG,

MUNICH

Management Report for the Financial Year 2006
     Qimonda AG is the controlling company of the Qimonda Group and exercises the relevant management and corporate functions. Qimonda AG carries out essential corporate functions for the whole group such as finance and accounting, human affairs, strategic and manufacturing-oriented R&D activities, international marketing communication and co-ordinates the logistical processes throughout the group. Qimonda AG does not have its own manufacturing facilities.
     Qimonda AG’s commercial situation, the course of its business and future development including major risks and opportunities are decisively influenced by its role as the holding company and invoicing hub for the Qimonda Group without its own manufacturing facilities. The management report therefore makes frequent reference to developments within the group from which Qimonda AG’s own operational development stems.
     Since Qimonda AG only started business operations on 1st May 2006, a comparison with the previous year is not meaningful. Frequent reference is made therefore in the management report, in describing the development of operations, to developments during the past year in the Qimonda group in comparison with the previous year’s values of the memory products division of the Infineon Group.
Economic Situation and Trend of Business in the Financial Year 2006
Origins of the Company
     The company was established in May 2004 under the name INVOT AG as a 100% subsidiary of Infineon Technologies AG and was registered under the official number HRB 152545 with the District Court in Munich. The company was re-named Qimonda AG on April 6, 2006. On April 25, 2006 the company’s 50,000 shares each with a nominal value EUR 1 were consolidated into 25,000 shares each with a nominal value of EUR 2. The share capital was increased to EUR 264,627,950 on the same day (capital increase I).
The annual shareholders’ meeting held on April 25, 2006 also decided to increase the share capital by a further EUR 335,372,050 to EUR 600,000,000 (capital increase II).
     With commercial effect from May 1, 2006 and based on an aggregation contract, Infineon added all the activities and assets of the memory products division to Qimonda AG. Infineon was granted 132,288,975 shares in return.
     On May 4, 2006 the company signed, by way of a post-formation acquisition, a contract with Infineon Technologies Holding B.V. in Rotterdam, the Netherlands, introducing and transferring all the shares in Infineon Technologies Central B.V. in Rotterdam, the Netherlands — later Qimonda Holding B.V. In return, Infineon Technologies Holding B.V. was granted 167,686,025 shares in Qimonda AG.
     On July 27, 2006 the shareholders agreed to increase the share capital by EUR 84,000,000 through the issue of 42,000,000 new shares (capital increase III), which were introduced onto the market as part of the initial public offering of the company on the New York Stock Exchange which took place on August 9, 2006.
     Until July 17, 2006 44% of Qimonda AG was owned by Infineon Technologies AG, Munich and 56% by Infineon Technologies Holding B.V. in Rotterdam. On this date the shares owned by Infineon Technologies Holding B.V. were transferred to Infineon Technologies Investment B.V., both domiciled in Rotterdam.
     On August 9, 2006 Qimonda AG’s shares were quoted for the first time on the New York Stock Exchange under the trading abbreviation Ql. In addition, Infineon Technologies AG itself disposed of 6,300,000 shares as part of the initial public offering. Since then Infineon Technologies AG owns 36.85% of the shares in Qimonda AG and Infineon Technologies Investment B.V. 49.03%. This means that ownership of 14.12% of the shares is free float.
     Qimonda AG’s financial year begins on October 1 of the year and ends on September 30 of the following year.
     The development in profitability during the financial year evidences that essential parts of the strategy we are pursuing as a response to developments in our industry are beginning to show results.

     Important developments in the Qimonda Group since beginning of May 2006 were as follows:
•	Qimonda AG concluded a licensing agreement with Tessera Inc. in San Jose, USA and resolved all legal disputes between the companies simultaneously.

•	Qimonda AG issues a DDR2 fully-buffered DIMM in large quantities for Intel’s Bensley server platform.

•	Microsoft chooses Qimonda as preferred supplier for the Graphic RAMs of the Xbox 360.

•	The Technical University in Dresden and Qimonda sign a declaration of intent as the basis for the foundation of a joint venture named Nanoelectronics Materials Lab (NaMLab).

•	Qimonda AG goes public on the New Yorker Stock Exchange (NYSE) on 9th August 2006 and trades from this date under the trading abbreviation Ql.

•	Qimonda and Winbond Electronics Corp. in Hsinchu in Taiwan sign an agreement according to which Qimonda brings its 80nm DRAM Trench technology into Winbond’s 300mm manufacturing plant in Taichung. In return, Windbond DRAMs will manufacture computer applications exclusively for Qimonda.

•	Qimonda and Nanya qualify the 75nm DRAM technology.

•	In April 2006 Qimonda Richmond LLC. concluded the first phase of the commissioning of commercial production on 300mm machines with 25,000 wafer starts per month.
Our Business
     The Qimonda Group is one of the world’s leading semiconductor manufacturers. It drafts, develops, manufactures and markets a wide range of semiconductor products and complete system solutions. The former memory products division of the Infineon Group was the fourth largest DRAM manufacturer in the calendar year 2005 and in the first half-year of 2006 advanced, according to Gartner, into second place in terms of sales amongst the DRAM suppliers. Our most important products are DRAM components and modules which are used in a wide range of electronic products. Our manufacturing plants, holdings and customers are located mainly in Europe, Asia and North America.
Description of the Semiconductor Industry and the Factors Influencing our Business
     Our business and the whole semiconductor industry is marked by a high degree of cyclical change. It is characterized by constant and rapid technological changes, swift product obsolescence and price erosion, the constant establishment of new standards, short product life-cycles and sharp fluctuations of supply and demand for products.
Cyclical Nature of the Business
     The cyclical nature of the semiconductor business is based on a complex interplay of factors, mainly the fluctuating nature of demand for end-products which contain semiconductors and fluctuations in available semiconductor manufacturing capacity. This cyclical nature is particularly marked in the field of memory products. Because planning, construction and commissioning of semiconductor manufacturing plants can take several years, semiconductor manufacturers tend to invest in times of favorable market conditions in this way to be in a position to react to possible future increases in demand. The supply of chips on the market can expand enormously should more than one of the new manufacturing plants come on stream within the same time frame. In the absence of a sustained increase in demand this behavior typically leads to excess manufacturing capacity and an over-supply of goods followed by a drastic collapse in the prices of semiconductors. In the past manufacturers reduced investments in new manufacturing facilities when prices fell. When the demand for chips picks up again, prices increase without the commissioning of additional manufacturing capacity, which in turn leads to a new investment cycle. Since the industry is capital-intensive and decisions on the purchase of new manufacturing locations have to be made well in advance of a planned expansion, the semiconductor industry generally reacts sluggishly to a decline in demand.

     It is our aim to reduce the influence of cyclical change in the field of memory products through continuous investment in manufacturing capacity throughout the whole cycle, and co-operation and contract-manufacturing agreements, so that we can react more flexibly to cyclical changes. We are convinced that we can improve our gross profit on sales through focusing our investments on two core areas: the continuous improvement of our cost structure and of our productivity through the introduction of progressive memory process technologies and the development and marketing of a diversified product range focused particularly on less volatile applications with higher margins such as infrastructure, high resolution graphical and mobile applications and applications in the field of consumer electronics.
Major Expenditure on Research and Development and on Investments
     Semiconductor manufacturing is highly capital-intensive. The manufacturing capacity necessary for a competitive cost structure requires heavy investment in production equipment. Manufacturing processes and product design are based on advanced technology which is preceded by considerable expenditure of research and development. This applies to Qimonda AG as the controlling company in the Qimonda group only with respect to research and development since the parent company does not operate any manufacturing plant.
     The market for DRAM memory products is especially dependent on relationships between supply and demand which are beyond our control. A key factor in ensuring profitability is for us therefore the continuous reduction of unit costs through lower manufacturing costs and the increase in the quantity manufactured.
     It is also our aim, in order to reduce total costs within the group, to share costs of research and development and of manufacturing equipment with third parties. This goal is served by alliances and agreements on contract-manufacturing. We believe that cooperations, such as alliances for research and development, and manufacturing and foundry partnerships, provide us with access to several benefits that can be derived from improved economies of scale. These benefits include sharing risks and costs with our business partners, reducing our capital requirements, developing a broader range of products, gaining inter-cultural know-how and accessing additional production capacities. Together with Nanya, we are developing DRAM-Technologies on the basis of 75-nanometer and 58-nanometer structures. In order to increase our manufacturing capacity and accordingly our turnover base without ourselves having to invest in manufacturing plant, we have also entered into contract-manufacturing agreements in Asia with Semiconductor Manufacturing International Corporation (“SMIC”), Shanghai, China and with Winbond Electronics Corporation, Hsinchu, Taiwan (“Winbond”).
     We plan to increase the number of units produced through productivity improvements in the manufacturing area and the production of smaller chips based on a reduced structural size, i.e. more bits per chip surface and more chips per wafer through the use of larger wafers. In the field of DRAM processing technology, the largest part of our capacity is still based on 110 nanometer structures. Beyond that, we are starting mass production with 90 nanometer structures which were developed jointly with Nanya. During the financial year 2005 the Infineon group’s former memory products division increased its 300 millimeter capacity through a continuous expansion of capacity with the co-operative enterprises Nanya, Inotera, and the beginning of the expansion of capacity at SMIC in Beijing as well as in the Richmond factory. The share of memories produced on 300 millimeter wafers was expanded in the financial year 2006 through the continuing ramp-up of 300 millimeter production in Richmond and new capacities made available by the manufacturing partners Inotera and Winbond.
Technological Development and Competition
     Selling prices per unit are volatile and over time are generally in decline due to technological development and competitive pressure. Memory products in particular are standardized products. The standardization of most specifications allows customers to switch suppliers at short notice. This leads to strong competition within the market and forces manufacturers to pass cost reductions on to the customer in order to expand market share.

     It is our aim to offset the effects of declining prices on our profits by increasing sales volume and optimizing the product-mix. We are countering further effects on gross profit through a continual reduction in unit costs. Increases in sales volume are dependent on the availability of capacity and partly on improved productivity in the manufacture of semiconductors. Seen from a historical perspective, the reduction of size in production has doubled the number of functioning elements every two years. This trend, also known as “Moore’s Law”, has led to an annual average growth rate of 40 to 45% in bit volumes and, assuming constant prices for a square centimeter of silicon, to an annual reduction in costs of approximately 30 per cent per bit.
Dependence on Seasonality
     Experience shows that the strongest quarter in terms of sales is the fourth quarter of the financial year whilst sales in the first and second quarters are weaker. The seasonality of our sales reflects the seasonal demand for the products which use our semiconductors. When anticipated sales and supplies do not occur as expected, over-proportionate expenses and inventories can arise in the quarter which can negatively influence the quarter’s results and possibly the results of the following quarters.
Acquisition and Disinvestment Strategy
     The acquisition and the disinvestment of businesses, assets, products or technologies is a key factor in our business strategy which shortens the development time of new technologies and products and their introduction onto the market and optimizes our existing product range, our coverage of the market, the use of engineers as well as our technological know-how. We plan to continue to investigate strategic possibilities as they arise. This includes acquisitions of companies, strategic partnerships, investments and the purchase or sale of assets.
Intellectual Property
     Due to the high-tech nature of the semiconductor industry, intangible assets based on protected technologies such as intellectual property are of considerable importance. Companies generally make their patented Intellectual property available to third-parties in return for license fees. It can be difficult and expensive to resist infringements by third-parties or to defend oneself from the lawsuits launched by third-parties who claim that their rights have been infringed. Internally-developed Intellectual property is not capitalized. Only Intellectual property which has been purchased or is used under a licensing agreement is shown in the balance sheet and amortized over the anticipated commercial and technical useful life of the asset. The development of valuation principles for purchased intellectual property is generally highly complex.
Description of the Semiconductor Market in the Financial Year 2006
     The growth of the semiconductor market stabilized during calendar year 2006 in the lower double-digit area. Following an increase in the memory market in calendar year 2005 which, according to World Semiconductor Trade Statistics (“WSTS”), increased by only 2.9%, WSTS forecast in May 2006 growth in the calendar year 2006 of 14%. According to WSTS, the semiconductor market will expand sales mainly in the Asia-Pacific area with a forecast growth rate of 12%. A growth rate of 7% is anticipated for the Japanese market. According to this forecast Europe will report modest growth at 3% and America 14%.

     Results of Operations of Qimonda AG
     Results of Operations as a percentage of sales
          Items in the income statement:

For the financial Year
ended September 30 , 2006
(1)

Net Sales	100.0%
Cost of Goods Sold	(87.2)

Gross Profit	12.8

Research and Development expenses	(5.3)
Selling, general and administrative expenses	(2.2)
Other operating expenses, net	(1.0)

Operating income	(4.2)

Equity in (losses) earnings of associated companies	(4.2)
Financial (losses) earnings	0.1

Income before income taxes	0.1

Income tax expenses	(1.9)

Net loss	(1.8)%

(1)	Variances possible as a result of rounding differences. Negative values are shown in brackets.
Net Sales
     We generate income mainly from the sale of semiconductors and systems solutions. We generate further turnover amounting to less than 1 per thousand of sales through activities such as contract-manufacturing for businesses which have been sold and the granting of licenses on our intellectual property.
     Due to the invoicing structure within the Qimonda Group with Qimonda AG as invoicing hub, an aspect which is governed by the organization of the business, the parent company’s sales include kEUR 2,728,803 of shipments and services supplied to subsidiary companies engaged in manufacturing and distribution.
     Transfer prices between manufacturing locations and Qimonda AG are termed “transfer price works”. Transfer prices between Qimonda AG and the distribution locations are termed “distribution transfer prices”. The value of this “transfer price works” corresponds to cost plus a gross profit margin. The value of the “transfer price sales” corresponds to the sale price less a distribution margin. The basis used in the calculation of the “transfer price works” is the full cost of manufacture in the production location. An appropriate profit mark-up is added to the costs of manufacture.
     The “transfer price sales” is derived from the selling price to the customer less a gross profit margin which reflects what is customary in the market. The discount covers the costs of the distribution location plus an appropriate profit.
     The range of our memory products includes Dynamic-Random-Access-Memory (DRAM) chips for computers and other electronic devices. We also offer a limited range of non-volatile flash memory products, which are used in consumer electronics in digital cameras or mobile telephones.
     Most of the sales made by the Qimonda group are made through our direct distribution network which is partly organized in Qimonda AG and partly in subsidiary companies. Roughly 13% of group sales were made by distributors.

     Our sales fluctuate due to a variety of factors, including:
•	the market prices of our products,

•	our total product mix and our sales volume,

•	the point in time in the product’s life-cycle,

•	the effects of competition and competitive pricing strategies.

For the financial
year ended
September 30, 2006
In kEUR, except
percentages
Net Sales	3,093,498
thereof:
License revenue	1,498
Percentage of Net Sales	0%
     Measured in bits expressed in 256 MB equivalents, the Qimonda Group has increased its production of chips and the quantity sold in comparison with the performance as the former memory products division of the Infineon Group. The collapse in prices which started in the second quarter of 2005 bottomed out in the first quarter of the last financial year. Since that time prices have increased continuously but have not yet reached the level they had in the first half of 2005. Due to a sustained change in product mix in favor of the product lines with high margins — graphics, mobile products, consumer DRAM products — it was possible in spite of the pressure on prices to increase the quantity sold in 2006.
     After having reached their lowest point in the first quarter, US-Dollar prices of both main products, DDR and DDR2 memory products, increased steadily during the financial year 2006. Our average megabit sales prices fell in 2006 by approximately 20% in comparison with the previous year.
Net Sales by Region and by Customer

For the financial
year ended
September 30, 2006
In kEUR
Germany	285,879
Europe w/o Germany	719,875
Asia/Pacific	1,260,991
America [NAFTA]	660,092
Japan	165,521
Other regions	1,140

Total	3,093,498

     We made almost 75% of our external sales in the financial year 2006 with our 10 major customers.
     6% of sales were made during the past financial year with the Infineon Group. The sales to Infineon include both direct sales to the group accounting for 3% of the total as well as sales to the Infineon sales organization for re-sale to third parties accounting for 97%. One customer accounted for more than 20% of external sales in the financial year 2006 and two customers for more than 10%.

Cost of Sales — Gross Margin
     Due to the system of transfer prices, the prices charged to us by affiliated parties include principally the following costs of sales:
•	direct materials, principally raw wafers;

•	employee costs;

•	overhead, including maintenance of production equipment, indirect materials (such as photomasks) and royalties;

•	depreciation and amortization;

•	subcontracted assembly and testing services;

•	production support, including facilities, utilities, quality control, automated systems and management functions; and

•	foundry production (including chips we purchase from our Inotera joint venture).
     In addition to sales-related factors, the gross margin is also influenced by the following factors:
•	foreign currency conversion gains (or losses) on transactions in non-euro currencies and translations into euro;

•	amortization of purchased intangible assets;

•	product warranty costs;

•	provisions for excess or obsolete inventories; and

•	government grants, which we recognize over the remaining useful life of the related manufacturing assets.
     We show the costs of material supplied by our joint ventures and other affiliated and associated companies such as Inotera under cost of sales. These supplies from associated and affiliated companies amounted to kEUR 2,282,181 in the reporting year 2006.

For the financial
year ended
September 30,
2006
In kEUR, except
percentages
Costs of Goods Sold	(2,698,961)
Percentage of net sales	(87.2)%
Gross profit on sales	12.8%
Research and Development Expenses
     Research and development (R&D) expenses consist primarily of salaries and benefits for research and development personnel, material costs, depreciation and maintenance of equipment used in our research and development efforts and contracted technology development costs. Materials costs include expenses for development wafers and costs relating to pilot production activities prior to the commencement of commercial production. R&D expenses also include our joint technology development arrangements with partners such as Nanya.

For the financial
year ended
September 30,
2006
In kEUR, except
percentages
R&D expenses	(163,089)
Percentage of net sales	(5.3)%

Selling and General Administrative Expenses
     Selling expenses consist primarily of salaries and benefits for personnel engaged in sales and marketing activities, costs of customer samples, non-R&D costs related to developing prototypes, other marketing incentives and related marketing expenses.
     General and administrative expenses consist primarily of salaries and benefits for administrative personnel, non-manufacturing related overhead costs, consultancy, legal and other fees for professional services, and recruitment and training expenses. They also include expenses arising from contracts with the Infineon Group for the mutual provision of services for staff functions in IT, finance, purchasing and human resources and which generally run until September 30, 2007. Qimonda AG wishes to terminate these contractual relationships as soon as possible.

For the financial year
ended September 30,
2006
In kEUR, except
percentages
Selling and general administrative expenses	(68,751)
Percentage of Net Sales	(2.2)%
Other Items in the Statement of Operations

For the financial year
ended September 30,
2006
In kEUR, except
percentages
Other operating expenses	(34,351)
Percentage of net sales	(1.1)%
Other operating income	1,590
Percentage of net sales	0.1%
     Other operating expenses. Other operating expenses of kEUR 34,351 incurred in the financial year 2006 related mainly to the one-time royalty fee of kEUR 30,649 paid to Tessera Inc. and the unscheduled write-down of the goodwill of Qimonda Flash GmbH in Dresden reported under intangible assets.
     As part of the license agreement made with Tessera Inc. we made a one-time payment at the beginning of August 2006 and agreed to pay over a period of six years per-unit royalties based on the quantity sold of the components named in the contract. We estimate that in the coming year expenses of between kEUR 15,000 and 25,000 will be incurred by the Qimonda Group as a result of this agreement. Should we choose to exercise the option of extending the use of the licenses beyond the agreed period of six years, we shall only have to pay 50% of the original per-unit royalties.
     Other operating income. The other operating income of kEUR 1,590 results mainly from the transfer of pension plan assets.

Earnings before Interest and Taxes (EBIT)
     We define EBIT as earnings before interest and taxes. Management uses Ebit as an index in setting budget and operating objectives in order to manage the business and judge its success. Qimonda reports Ebit data to give investors meaningful information on the success of the company’s operations. Ebit is derived from the statement of income as follows:

For the financial year
ended September 30,
2006
In kEUR
Net loss	(54,353)
adjusted by: Income tax expense	58,742
Financial result	(4,588)

EBIT	(199)
Results from Investments (net)
     Faced with the weak market environment for NAND Flash memories in the fourth quarter of the financial year 2006, Qimonda decided to scale down Flash manufacturing and to terminate the development of NROM-based technology platforms and products. Qimonda and Saifun amended their license agreement to the effect that the payments due every quarter should end on December 31, 2006.
     Qimonda also decided to convert Qimonda Flash GmbH & Co KG into a limited liability company (“GmbH”). This conversion was conditional on a positive shareholders’ equity which was effected by a waiver of accounts receivable of kEUR 157,000 due to Qimonda AG from Flash GmbH & Co KG. This amount includes an injection of share capital of kEUR 90,000 and impairment expenses of kEUR 67,000. The company was then converted into a limited liability company at the end of September. A control and profit and loss transfer agreement was also concluded between Qimonda AG and Qimonda Flash GmbH, which resulted in a loss of kEUR 20,849 being taken over at the year-end.
     An evaluation of the market environment led to the decision at the end of September 2006 to treat kEUR 99,243 of the value of the investment in Qimonda AG’s books as no longer sustainable and to write the investment down to kEUR 22,370.
     Furthermore kEUR 27,698 was withdrawn from the profit of Qimonda Dresden GmbH & Co. OHG, Dresden in the same period in which it arose and a dividend of kEUR 29,259 from Inotera Memories Inc. in Taoyuan in Taiwan was reported as income.
Financial Result
     We earn interest mainly on cash and securities. We incur interest expenses mainly as a result of bank loans.

For the financial year
ended September 30,
2006
In kEUR, except
percentages
Financial (earnings) losses	4,588
Percentage of net sales	0.1%

Income Tax Expense

Financial Year ending
Sept, 30th, 2006
In kEUR, except
percentages
Income Tax expense	(58,742)
Percentage of net sales	(1.9)%
     Income tax expense include a pre-payment of Corporation Tax of kEUR 16,475 and a pre-payment of the Solidarity Surcharge on Corporation Tax of kEUR 906.
     In addition, a provision of kEUR 35,384 was established for current Corporation Tax. The Corporation Tax obligation takes account of the management decision to skip production and to concentrate on the development of the next generations of flash modules, the impairment of the investment in Flash GmbH is not deductible for tax purposes.
     Moreover, Withholding Tax of kEUR 5,852 was withheld on the dividend payment of Inotera Memories Inc. and kEUR 125 on the transfer of beneficial interests.
Description of Qimonda AG’s Net Assets Position
     Qimonda AG reported on April 30, 2006 current assets and equity each of kEUR 52. As part of the Carve Out , assets made up of fixed assets of kEUR 3,068,209, current assets of kEUR 3,020,451 and deferred expenses of kEUR 9.145 increased to kEUR 6,097,805. Fixed assets increased primarily as a result of the transfer of affiliated and associated companies. Financial assets account for 48.5% of total assets. The three principle long-term investments — Qimonda Holding B.V. in Rotterdam, the Netherlands, Inotera Memories Inc. in Taoyuan , Taiwan und Qimonda Dresden GmbH & co. OHG, Dresden – account for more than 90% of the financial assets.
     The principle items in the current assets are accounts due from affiliated companies and liquid funds. The accounts due from affiliated companies are made up of trade accounts receivable of kEUR 659,006 and of kEUR 701,900 loans to affiliated companies.
     Almost 68% of the balance sheet item liabilities is made of accounts due to affiliated companies, of which kEUR 403,420 relates to trade accounts payable. The remaining amount relates mainly to loans from affiliated companies.
     Qimonda AG reported a shareholders’ equity ratio of more than 76% on September 30, 2006. The return on shareholders’ equity is minus 1.2%. This ratio is 1% excluding the impairment of the investment in Flash GmbH and is 1.4% excluding the costs of the IPO.
     Equity-to-fixed-assets ratio (shareholders’ equity in relation to fixed assets) is 152% and the leverage (debt in relation to shareholders’ equity) 31%.

Description of Qimonda AG’s Financial Position
Cash Flow
     The cash flow shows incoming cash flow from current business operations of kEUR 47,591 which was negatively influenced by the impairment of the investment (kEUR 99,243) as well as the waiver of accounts receivable in favor of Flash GmbH (kEUR 67,000) and the royalty payment to Tessera Inc. (kEUR 34,351). The increase in the item receivables is due mainly to a change in trade accounts receivable as a result of the increase in sales as well as value added tax receivables. The increase in liabilities is due to trade accounts payable and royalty and tax liabilities. Accounts receivables from and accounts payables to affiliated companies are netted against each other in the middle of the following month as part of a cash pooling system and as such are of a short-term nature.
     The cash flow resulting from investment activities is influenced primarily by changes in financial assets arising from the capital increases carried out at Qimonda Holding B.V. in Rotterdam und Flash GmbH in Dresden as well as the engagement in hedge fond certificates.
     The cash inflow resulting from financing activities is influenced primarily by the cash generated by the initial public offering as well as cash deposits resulting from contribution of group companies.
Net Cash Position
     The following table shows our gross and net cash position as well as financing liabilities by maturity. This presentation is not an outlook of the available cash funds in the coming accounting period.

				Payment due in :
							5 years
		Less than	2-3	2-3	3-4	4-5	and
as of Sept 30, 2006	Total	1 year	Years	years	years	years	more
				In kEUR
Cash and Cash Equivalents	914,932	914,932
Marketable Securities	0	0

Gross Stock of instruments of payment	914,932	914,932
Less:
Short-term Indebtedness	(346,482)	(346,482)

Total Indebtedness	(346,482)	(346,482)

Net Stock of instruments of payment	568,450	568,450

     Approximately kEUR 415,064 of our gross cash position – defined as cash and marketable securities held as current assets – derives from the initial public offering on the New York Stock Exchange in August 2006.
     The net cash position – cash and marketable securities less financial liabilities (both short and long-term) – amounts at kEUR 568,450.
     In order to secure our cash position and to guarantee flexible liquidity we have implemented a guideline which places restrictions on the amount of investments with respect to business partners, ratings, industry, term and financial instruments.

Commitments and Contingencies (1)

In kEUR	Payment due in:
							5 years
		Less	1-2	2-3	3-4	4-5	and
As of September 30[t], 2006 (2)(3)(4)	Total	than 1 year	years	years	years	years	more

Contractual commitments
Operating lease payments	45,378	14,997	14,997	14,060	862	462	0
Unconditional purchase commitments	335,671	327,239	7,079	317	56	980	0
Other tong-term commitments
(Licenses Mosaid, Rambus+IBM)	70,799	28,930	11,028	8,514	8,119	8,119	6,089

Total contractual commitments	451,848	371,166	33,104	22,891	9,037	9,561	6,089

Other contingencies:
Rent and guarantees	2,515	195	1,948	0	261	0	111
Contingent government grants (4)	53,645	0	0	0	0	8,835	44,810

Total contractual commitments	56,160	195	1,948	0	261	8,835	44,921

(1)	In part already shown as a liability in the balance sheet.

(2)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included in this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(3)	Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based in part on future market prices, and are accordingly not quantifiable as of September 30, 2006. Purchases under these agreements aggregated approximately kEUR 578,719 for the 2006 financial year.

(4)	“Contingent government grants’’ refers to amounts previously received that are related to the construction and financing of certain production facilities, but that are not guaranteed otherwise. These could be repayable if the total project requirements are not met.
Capital Expenditures
     We spent approximately kEUR 11,000 in financial year 2006 on property, plant and equipment and intangible assets related to product development and the ramp-up of corporate functions. Depending on the business situation, we anticipate that we expect to spend between kEUR 20,000 and 25,000 on property, plant and equipment in 2007.
Credit Facilities
     We have historically relied (directly or indirectly) on Infineon to provide financing for a portion of our financing and capital requirements. Under our Master Loan Agreement with Infineon Technologies Holding B.V., we have kEUR 346,482 drawn at September 30, 2006 with initial maturities in July and August 2007. In this agreement we have agreed not to draw further amounts under the agreement and to repay all outstanding amounts by the second anniversary of our initial public offering.
     In addition we have established both short-and long-term credit facilities with a number of different financial institutions in order to meet our anticipated funding requirements. The credit facilities amount to KEUR 668,482 of which KEUR 322,000 were available on September 30, 2006. The credit facilities consist of the following three groups:

In kEUR	as of September, 30 2006
Term	Purpose / Intended	Aggregate	Drawn	Available
	Use	Facility

Short-term	working capital, cash management	72,000	0	72,000

Short-term	shareholder loan	346,482	346,482	0

Long-term	working capital	250,000	0	250,000

Total		668,482	346,482	322,000

     In July 2006 we entered into a multicurrency revolving loan facility in an aggregate principal amount of kEUR 250,000. The facility matures three years from the date of our initial public offering, and may be extended for one additional year at the option of the lenders at the end of the facility’s first year of operation. Loans made under the facility may be used for our working capital requirements and/or general corporate purposes. We entered into this facility primarily as a source of backup liquidity. The new credit facility requires adherence to standard indices which are normal in the business and is granted at normal market rates. This facility has not been drawn on September 30, 2006. The rate of interest fluctuates dependent on a profitability index. A negative declaration prohibiting the granting of securities on physical assets was issued to the lenders of this kEUR 250,000 credit facility.
     Taking into consideration the financial resources available to us, including our internally generated funds and currently available borrowing facilities, we believe that we will be in a position to fund our capital requirements in the 2007 financial year.
Derivatives
     The company concludes short and long-term currency forward contracts. The aim of these transactions is to reduce market risks arising from changes in exchange rate relationships where cash flows are denominated in foreign currencies. Derivative financial instruments are not used by the company for trading or speculative purposes. Our derivative position had a market value on the balance sheet cut-off date of minus kEUR 2.
Pension Plan Funding
     For the first time, valuation of pension accruals for statutory German accounts (“HGB”) was carried out this year in accordance with the “Projected Unit Credit Method” as laid down in accounting standard FAS87. The projected benefit obligation (PBO), is based on an actuarial calculation and amounts to kEUR 36,838. The market value of the plan’s assets on September 30, 2006 was kEUR 26,036 which was transferred to us in cash by Infineon AG. The plan’s assets are held in trust on behalf of Qimonda AG by the newly-established Qimonda Pension Trust e.V. and Qimonda Altersteilzeit Trust e.V.. Since the transfer was made at the end of September shortly before closing, investment in securities was not possible. For this reason the plan’s assets are shown as cash on the balance sheet cut-off date.
     We have estimated a return on plan assets to be 6.5% for the next financial year.
     Our investment strategy for the pension plan is marked by a certain degree of flexibility in order to react to investment opportunities as soon as possible as they arise. Simultaneously, proper indices ensure that our obligations to exercise care and prudence in managing the investment program are fulfilled. The pension fund’s assets are invested by several fund managers in co-operation with investment advisers. The plan foresees a mixture of active and passive investment strategies. The objective is, whilst taking account of the maturity of the pension obligations, to maintain a portfolio of investments consisting of shares, fixed-interest paper and other securities in order to maximize at a certain level of risk the total return on investment. The investment risk is monitored by means of regular checks on the portfolio, meetings with investment advisers and calculations of liabilities due. Investment methods and strategies are periodically reviewed and attention paid to every change in the structure of the pension plan, to market conditions or to other essential points in order to ensure that the goals of the pension plans are achieved.

     The distribution of our pension plan’s assets is based on an evaluation of the business and financial situation, demographic and actuarial data, financing possibilities, business-related risk factors, analyses of market sensitivity and other relevant factors. Overall the distribution is intended to make the plan’s assets secure and simultaneously to ensure adequate stable — for example inflation-proofed-income, in order to meet both current and future pension commitments. Due to the active nature of the portfolio management, the actual distribution of assets can vary from planned within certain limits. In accordance with our guidelines, the pension plans do not invest in the company’s own shares.
Employees
     The following summary shows the composition of our headcount by location on 30th September 2006.

Number
September 30, 2006
Campeon, Neubiberg	839
Munich-Perlach	578
Erlangen	11
Other Germany	5

Total	1,433

Number
September 30, 2006
Executive Employees	80
Exempt Employees	580
Tariff Employees	771

Total Employees	1,431
Blue Collar Worker	2

Total	1,433

     INVOT AG as the admitting, non-operating company did not have any employees. The former employees of Infineon Technologies AG’s memory products division were taken over by Qimonda AG on 1st May 2006 as part of a transfer of business operation. In addition, the extension of research capacities and the ramp-up of corporate functions for the newly-created Qimonda Group located in Munich were the main reasons for the recruitement of additional employees during the financial year 2006.

Risks and Opportunities
Preliminary Comment
     Qimonda AG takes part of Qimonda Group’s system for management of risks and opportunities. Since an isolated view would not give a representative picture of the management of risks and opportunities, the relevance and influence of these matters are described within the context of the group.
     The memory business is, like hardly any other in the semiconductor industry, characterized to a very large degree by the regular succession of periods of market growth and periods of market decline. Declines in the market are generally characterized by overcapacity, an increased number of cancelled orders, an above-average decline in prices and decrease in sales. This area of risk is complemented by the considerable investment required in order to obtain and maintain market leadership as well as the extraordinarily high degree of technological change. In case of the memory business, however, these considerable risks are matched by comparatively good opportunities.
Risks and Opportunities Management System within the Qimonda Group
     Precisely because of the volatility of the memory business, risks and opportunities policy is oriented above all towards obtaining and securing sustained profitable growth. In this environment, early reactions to changing market conditions are absolutely vital. We have accordingly installed a system of risks and opportunities management throughout the group which enables us to identify and to anticipate risks and opportunities emerging from the market. This approach which embraces all departments and the associated reporting as the central element of the risks and opportunities management system give the company’s management the opportunity to be able to act quickly and effectively. Risk coordinators and risk reporters are appointed in all departments who are responsible for the implementation of the reporting process. The reporting process foresees that risks and opportunities are divided into appropriate categories and are reported together with an evaluation of their probable occurrence and consequences, measured in term of EBIT (earnings before interest and taxes).
     The risks and opportunities management system is comprehensively documented in our intranet site and as such is accessible to our employees throughout the world.
     The system is based on individual observations supported by the appropriate management processes and is integrated into the core activities of our business. It begins at the stage of strategic planning and is continued into manufacturing and sales, including accounts receivable management. The risks and opportunities management system serves as an extension of the planning system to identify and to evaluate possible deviations from anticipated developments. In addition to its use in the identification and evaluation of important developments which might influence our business, the system is also used in order to prioritize and to implement activities, to better exploit opportunities and to reduce risks.
     The departments prepare regular risk and opportunity reports which constitute the core of the risk and opportunities management system. The reports are evaluated by the board of management and by the departmental heads and are part of the reporting process.
     In addition to the use of this central system, the methodology of quantitative risk analysis is used in investment and R&D projects in order to generate greater transparency and to develop appropriate measures which may contribute to the success of the projects. The analysis of quantifiable risks, supported by the use of simulation techniques, is a fixed and integrated part of R&D projects. The methodology of quantitative risk analysis is furthermore used in financial decisions such as investments or in performing sales forecasts. Aim is, in addition to evaluating the risk, to ensure an analysis and evaluation of measures to minimize risks using quantifiable uncertainties.
     The systematic refinement of existing and new systems in the nature of early warning signals makes a key contribution to a further strengthening and a targeted expansion of a risks and opportunities culture which embraces the whole company.

     The elements of the risk management system are methodically questioned and weaknesses identified as part of risk management system analysis (RMSA) carried out every year by means of a list of questions sent to all business units and corporate departments. The RMSA thus serves on one hand as a system of self-evaluation followed by targeted measures to improve the sub-systems and on the other hand to assist the investigation of the risk management system by the external auditors.
     The current transfer price system foresees that possible risks arising in the related companies as a result of the cost-plus agreements with these companies will be assumed by Qimonda AG.
Macroeconomic Risks and Opportunities
     Risks could arise as a result of changes in parts of the world where we are active.
     Our international strategy foresees that, for a variety of reasons, we maintain development and manufacturing facilities throughout the whole world. These reasons could be related to access to the market or to technological or cost factors. A large proportion of our sales is generated outside Europe. The anticipated continued high rates of growth in the Asian countries will also result in an increase in our investment activity in this region. Risks could therefore arise as a result of
•	commercial and geo-political crises having implications for regional markets,

•	laws and regulations specific to the particular country influencing the scope for investments and the possibilities to carry on free trade and

•	differing ways of interpreting fiscal, legal and administrative regulations limiting the exercise of entrepreneurial activities.
     Major changes in the particular environment can have negative consequences for our business. It cannot therefore be excluded that regional crises might in the future have negative implications for our profitability. The high degree of diversification within our product portfolio and a spreading of development and manufacturing activities are however an effective method of countering the effects of regional crises of this nature because dependencies overall become lower.
     Our increased involvement in Asian markets, above all in China, however also offers the opportunity to benefit through increased sales from the high growth rates especially in our line of business. Our investment activity gives us the opportunity through our proximity to the Asian markets to enter these markets more easily and to achieve a higher degree of awareness of our products.
Industry and Company Specific Risks and Opportunities
The volatility of prices for DRAM memories remains the main risk but also offers the company an important opportunity. As already described earlier when discussing the cyclical nature of the business, prices for DRAM products are subject to considerable fluctuations as a result of the rapid changes in supply and demand. The average selling price for a 256 megabit equivalent on the market fluctuated over the last 12 months between US-Dollar 2.92 and 3.10. The extension of our product portfolio, for instance through new memory products, graphic memories and products for applications in consumer electronics and mobile communications, can generate considerable risks in addition to the associated opportunities. We see substantial opportunities in a positive development of prices, arising particularly as a result of demand greatly exceeding expectations because of temporary shortages caused, for example, by supply bottlenecks.
     A sizeable risk which is reflected throughout the whole semiconductor technology is the ramp-up to new technologies with the risk of delays and major fluctuations in yield. We endeavor to counter this risk through constant improvements in project management and a correspondingly closer monitoring of the business processes concerned.
     We counter product risks by employing the most modern quality assurance methods in the fields of prevention, problem-solving and continuous business processes improvements, especially in the areas of development, manufacturing and logistics. The quality management system valid throughout the group was certified some years ago under the international standards ISO 9001 and ISO/TS 16949 and includes the development of our suppliers.

     We protect ourselves as far as possible through insurance policies against company liability risks or from damage to our net asset, financial and profitability position.
     Fiscal, competitive and stock exchange-related regulations can also involve risks to the company. The company therefore makes full use of advice from internal and external experts.
     Qimonda in the field of patents the protection benefits from several contracts with important competitors. In order to reduce risks the company applies its best efforts to extend this protection by means of negotiations with leading competitors with whom no contracts regulating matters of patent law have yet been concluded.
     We are endeavoring through restructuring and extension of our products portfolio to promote products with higher margins and thereby to secure our position vis-à-vis the competition.
     We counter the risk arising from focussing on a small number of large customers with a controlled broadening of our customer base. We manage the risks of dependency associated with the concentration on a small number of suppliers by entering into strategic partnerships and acquiring additional sources of supply.
     The memory products are generally manufactured on wafers with a diameter of between 200 mm and 300 mm. The 300 mm wafers offer clear cost advantages in the manufacturing process. Through the conversion of production equipment throughout the group to 300 mm technology we wish to use the opportunity of gaining a cost advantage over our competitors.
     The gap between integrated circuits in DRAMs is normally measured in nanometers (nm). We are heavily involved in the development and the use of technologies aimed at reducing these gaps and thereby reducing manufacturing costs. For example, we are co-operating closely with Nanya, one of our research partners, on the development of process technologies at 75 nm and 58 nm.
Market-related Risks
Foreign Exchange Rate Risk
     The international focus of our business activity gives rise to a variety of payment flows in different currencies – above all in US-Dollar. Since we are subject in these transactions to a currency risk, hedging this risk is a matter of great importance.
     A considerable part of our sales, costs of manufacturing, distribution, administration and R&D originate not in euro but principally in US-Dollars. Currency fluctuation versus the Euro can have both negative and positive effects on sales, costs and results.
     Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75% of our estimated net exposure for a minimum period of two months in advance and, depending on the nature of the underlying transactions, a significant portion of the period thereafter. Our foreign currency exposure resulting from differences between actual and forecasted amounts cannot be mitigated. We calculate this net exposure on a cash-flow basis taking into account balance sheet items, actual orders received or made and all other planned revenues and expenses.
Interest Rate Risk
     We are exposed to interest rate risk through our fixed term deposits and loans. Due to the high volatility of our core business and to maintain high operational flexibility, we have historically kept a substantial amount of cash and cash equivalents. These assets are mainly invested in instruments with contractual maturities ranging from three to twelve months, bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, we attempt to align the duration of the interest rates of our debts and current assets by the use of interest rate derivatives. We had no outstanding interest rate transactions at September 30, 2006.

Commodity Price Risks
     We are also exposed to commodity price risks with respect to raw materials used in the manufacture of our products. We seek to minimize these risks through our sourcing policies (including the use of multiple sources, where possible) and our operating procedures.
     We do not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after the operating measures we describe above.
Financial Risks
     Like all semiconductor companies who operate their own manufacturing facilities, the Qimonda Group must employ considerable amounts of capital in the construction, extension, modernization and maintenance of these plants. In addition, considerable financial resources are expended for R&D. The financial resources requirements should be provided by cash from operating activities, the use of credit lines, state grants and subsidies and – depending on market conditions – the raising of external capital on the public capital market or instruments tied to share capital . We have also applied for state grants and subsidies for certain investment projects but are unable to guarantee that the funds will be approved on time or that they will be approved at all.
     The possibilities of co-operation in the areas of R&D and manufacturing will continue to be actively used in order to reduce financing requirements.
Legal Risk
     As with many companies in the semiconductor industry, claims are also lodged against Qimonda that it has infringed commercial proprietary rights, delivered defective products, failed to observe environmental protection regulations or infringed statutory obligations. Quite apart from the chances of success of claims of this nature, the company can incur considerable costs in defending itself against such claims. Qimonda defends itself energetically in such cases, using the service of internal and external experts.
     Litigation is outstanding against Infineon Technologies AG before a number of courts, particularly in the USA. The company is accused together with other DRAM manufacturers over the period between 1st July 1999 and 15th June 2002 of having made price agreements. Qimonda AG agreed in its aggregation contract with Infineon Technologies AG that it would relieve the latter of any claims arising out of this litigation. Qimonda shows liabilities in its balance sheet of KEUR 102,236 for litigation with the US Department of Justice (DOJ) and sequential litigation, for example proceedings under EU monopolies law.
Overall Risk
     No risks which could endanger the existence of the company were identified in Qimonda AG during the past financial year. Risks which could jeopardize the continued existence of the company are not discernable.

Subsequent Events
Infineon and Qimonda signed a trust agreement in connection with the foundation of the company according to which Infineon shall hold the shares in Inotera in trust for Qimonda until such time as these shares can be transferred. According to the trust agreement, Infineon is obliged to transfer the shares as soon as it has obtained permission to waive the statutory waiting period. The stock exchange in Taiwan granted this exceptional permission on 14th October 2006. The company is preparing the necessary steps in order to transfer the Inotera shares to Qimonda.
Outlook for the Qimonda Group and Qimonda AG
     Qimonda AG will continue to participate during the coming financial year in the group’s commercial development through the Qimonda Group’s transfer pricing model.
     For the 2007 financial year, we expect bit demand to be driven in part by the introduction of the Windows Vista operating system and continued strong growth for DRAM products in consumer and communication applications. More specifically, we expect the overall DRAM market, measured in bits, to grow between 55 and 65 percent. We intend to increase our bit production in line with overall market growth based on our investment in additional capacities in the Richmond 300mm manufacturing facility and the ramp-up of the second 300mm module at our Inotera joint venture. In addition, during the 2007 financial year, we aim to realize productivity improvements in manufacturing as we convert further production to 90nm technology and begin the transition to next generation 80nm and 75nm technologies.
     The development of prices will be determined by supply and demand relationships which are outside of our control, so that we are not in a position to make a reliable estimate of future sales prices. We shall continue to concentrate our portfolio on products with higher margins.
     In Qimonda Group we expect to make capital expenditures in the 2007 financial year ranging between EUR 750 million and EUR 850 million. In the years thereafter our aim is to have capital expenditures of approximately 15% to 25% of revenues on average over the DRAM cycle
     We are continuously taking steps to reduce our cost-per-bit in manufacturing, such as the introduction of advanced process technologies featuring smaller die-sizes, the ramp-up of more productive 300-mm capacities and other cost savings and productivity improvement measures.
     Depreciation and amortization during the 2007 financial year for Qimonda Group is estimated to range between EUR 650 million and EUR 750 million, and for the years thereafter to be in line with capital expenditures.
     Research and development expenses throughout the Group are anticipated to be between EUR 430 million and EUR 460 million for the 2007 financial year, and approximate 10% of sales on average for the years thereafter.
     Selling, general and administrative expenses Group-wide are expected to range between EUR 210 million and EUR 230 million for the 2007 financial year, and approximate 5% of sales on average for the years thereafter.
     We anticipate that our world-wide number of employees will increase moderately in certain areas in the coming year due to the expansion of our business and the diversification of our product portfolio.
Capital Requirements
     Historically we have received financing from our parent company, Infineon Technologies. Depending on market conditions and our financial performance in the coming year, we may redeem a portion or all of this debt prior to its maturity in 2008 through repayment and/or external refinancing.

     We require capital in our 2007 financial year to:
•	finance our operations;

•	make scheduled debt payments;

•	settle contingencies if and when they occur; and

•	make planned capital expenditures.
     We expect to meet these requirements through:
•	cash flow generated from operations;

•	cash on hand and securities we can sell;

•	available credit facilities;

•	the proceeds from the IPO; and

•	capital market transactions we may engage in the future.
     As of September 30, 2006, we require funds for the 2007 financial year aggregating kEUR 717,648. This consists of kEUR 371,166 for commitments and our kEUR 346,482 shareholder loan from Infineon Technologies Holding B.V. with initial maturities in July and August 2007 which may be extended up to the second anniversary of our IPO. We also plan to invest up to an additional kEUR 25,000 in capital expenditures that have not been otherwise committed. The aggregate capital required for such commitments, contingencies and planned capital expenditures during the 2007 financial year is kEUR 742,648 as of September 30, 2006. We have a gross cash position (which we define as cash and cash equivalents plus marketable securities) of kEUR 914,932 as of September 30, 2006, whereby kEUR 26,036 is reserved for the plan assets of Qimonda Pension Trust e.V. Our sources of funding in addition to this cash position include our cash flows from operations. We can draw a further kEUR 322.000 from available credit commitments.
Future Challenges
     Our success in the future will depend above all on our ability to continue to develop advanced technologies and to optimize our portfolio. We must achieve both goals in order to counter the fluctuating demand for the various semiconductor products. We are convinced that the ability to offer a wide range of products and to manufacture in a flexible manner will increasingly contribute to our long-term success in many markets in the semiconductor industry. The achievement and maintenance of technological superiority, alliances covering research and manufacturing, including contract-manufacturing by third-parties, as well as constant efforts to diversify our portfolio will make it easier to react to changed conditions in the market and strengthen our profitability.
     We will continue to endeavor to expand the range of products we offer and to optimize our product-mix in order to be able to offset price differences. We will also try to focus our attention more closely on products which we anticipate will show less volatility and higher margins. These include products for servers, consumer electronics, high-resolution graphics and mobile applications.
     We will continue to concentrate our investments on the development of progressive manufacturing technologies and of products with high growth potential and profitability.

Board of management’s declaration with respect to § 312 section 3.3 of the German Companies Act
Our company has received adequate compensation for all legal transactions and measures listed in the board of management’s report on relationships with affiliated companies according to the circumstances known to us at the time the legal transactions took place or the measures were taken or omitted and did not suffer any disadvantage as a result of the measure having been taken or having been omitted.
Munich 9th November 2006
Qimonda AG
The Board of Management

Financial Statements of Qimonda AG 2006 (stand alone)

Qimonda AG
STATEMENT OF OPERATIONS for the financial year from October 1, 2005 to September 30, 2006

				% of
in kEUR	Notes	2004/2005	2005/2006	sales

Net sales	(1)	0	3,093,498	100.0
Cost of sales	(2)	0	(2,698,961)	(87.2)

Gross profit		0	394,537	12.8
Research and development expenses	(3)	0	(163,089)	(5.3)
Selling expenses	(4)	0	(9,183)	(0.3)
General administrative expenses	(5)	0	(59,568)	(1.9)
Other operating income	(6)	0	1,590	0.0
Other operating expenses	(7)	0	(34,351)	(1.1)

Operating income		0	129,936	4.2

Results from investments (net)	(8)	0	(130,135)	(4.2)
Financial Result	(9)	0	4,588	0.1

		0	(125,547)	(4.1)

Income before income taxes		0	4,389	0.1

Income tax expense	(10)	0	(58,742)	(1.9)

Loss for the financial year	(11)	0	(54,353)	(1.8)
Loss carried forward		(3)	(3)	(0.0)

Net Loss		(3)	(54,356)	(1.8)

Negative amounts will be shown in parantheses.

QIMONDA AG
BALANCE SHEET as of September 30, 2006

		September	September
in kEUR	Notes	30, 2005	30, 2006
Assets
Non-current Assets	(12)
Intangible assets		0	73,091
Property, plant and equipment
Historical cost		0	134,139
Accumulated depreciation		0	(94,348)

		0	39,791
Long term investment	(13)	0	2,955,327

		0	3,068,209
Current Assets
Inventories	(14)	0	171,646
Trade accounts receivable	(15)	0	159,820
Trade accounts receivables to affiliated companies	(15)	0	1,670,935
Other receivables and other current assets	(15)	0	103,118
Cash and cash equivalents	(16)	48	914,932

		48	3,020,451
Deferred expenses	(17)	0	9,145

Total assets		48	6,097,805

		September	September
in kEUR	Notes	30, 2005	30, 2006
Stockholders’ equity and liabilities
Stockholders’ equity	(18)
Ordinary Share Capital		50	684,000
Additional paid-in capital		0	4,037,346
Net loss		(3)	(54,356)

		47	4,666,990
Accruals	(19)
Accruals for pensions		0	36,838
Accruals für taxes		0	35,384
Other accruals		0	62,675

		0	134,897
Liabilities	(20)
Trade accounts payable		0	267,902
Trade accounts payable to affiliated companies		0	869,428
Other liabilities		1	146,521

		1	1,283,851
Deferred income	(21)	0	12,067

Total stockholders’ equity and liabilities		48	6,097,805

Negative amounts will be shown in brackets.

Qimonda AG
Notes for Financial Year 2006 from
October 1, 2005 to September 30, 2006
Legal Basis
Origin of the Company
In May 2004 the company was founded under the name, INVOT AG, as a 100 percent subsidiary of Infineon Technologies AG and entered in the commercial register. In April 2006 the INVOT AG was renamed to Qimonda AG. With economic effect as of May 1, 2006, Infineon Technologies AG contributed its entire activities in the business segment of memory products with those assets, which exclusively serve these activities, as a contribution in kind in return for shares in the course of singular succession at book values to the assets of Qimonda AG (Carve Out and Contribution Agreement dated April 25, 2006). In addition and also with economic effect as of May 1, 2006, Infineon Technologies Holding B.V. Rotterdam in the Netherlands contributed all shares in Infineon Technologies Central B.V. Rotterdam in the Netherlands, in which the foreign business in the business segment of memory products was consolidated, to Qimonda AG in return for shares in the course of singular succession at going-concern values (Contribution and Post-Formation Acquisition Agreement dated May 4, 2006). As of balance sheet date, Infineon Technologies AG holds 36.85 percent and Infineon Technologies Holding B.V. holds 49.03 percent. The rest of the shares amounting to 14.12 percent are in free float after the initial public offering on August 9, 2006.
Up to May 1, 2006, the Qimonda AG was not operationally active. The financial year of the Qimonda AG starts on October 1 of each year and ends on September 30 of the following year.
Accounting Regulations
The annual statement of accounts of Qimonda AG for financial year 2006 was prepared according to the accounting regulations of the German Commercial Code and the German Stock Corporation Law. The amounts are listed in thousands of euros (kEUR) with a comparison of the values as of September 30, 2005. Negative values are shown in parentheses.
Individual items, which are summarized in the balance sheet and the income statement, are listed and explained separately in the notes.
The amounts from the previous year for INVOT AG, which served Infineon Technologies AG as a shell company up to April 30, 2006, are not explained separately in the notes due to lack of comparability.

To provide a clear presentation, the format according to Section 266 of the German Commercial Code was modified. Other Liabilities include liabilities, which are due to companies, with which a participation relationship exists, and other liabilities.
The income statement is prepared according to the cost-of-sale accounting format and has a modified structure compared to Section 275 of the German Commercial Code for presentation reasons.
Accounting and Valuation Principles
Assets
Intangible Assets
We capitalize intangible assets, which were acquired in return for payment, with the acquisition costs and apply linearly scheduled depreciation of these over a maximum of five years or a longer contractual useful economic life. Intangible assets, which were acquired during the 2006 reporting period in return for payment, are depreciated pro rata temporis.
Property, Plant and Equipment
We valuate our Property, Plant and Equipment at acquisition costs or manufacturing costs, which we basically reduce—to the extent that these are assets subject to depreciate—by linear scheduled depreciation according to the useful economic life. We fully depreciate low value items in the month of acquisition and we depreciate special and normal tools linearly over one year.
For the determination of the useful economic life, we base this on the depreciation regulations of Section 7 of the Income Tax Law in connection with the official depreciation tables for capital goods.
The scheduled depreciation is essentially based on the following useful economic life:

Technical equipment and machines:	Eight to ten years
Other equipment and furniture and fixtures:	One to eight years
For acquisitions or manufacturing during the financial year, we determine a pro rata temporis depreciation starting with the month, in which the acquisition or manufacturing was done. In the case of an expected long-term decrease in value of a tangible asset, we apply an unscheduled depreciation. Advance payments, which have been made, and manufacturing costs incurred for investments, which are not complete, are not subject to any depreciation.

Long term investment
We valuate long term investments and shares in affiliated and associated companies as well as securities under Non-current assets according to the regulations of Section 253.2 sentence 3 of the German Commercial Code. The capitalization is done at contribution value on May 1, 2006 (book values and going concern values; on this see “Origin of the Company”) or for permanent decrease in value at the lower value to be attributed at balance sheet date.
Inventories
For the inventories, raw materials and goods are assessed at the acquisition costs or lower market values. Work in progress and finished goods were valued at manufacturing costs. In addition to direct material and direct labor costs, the manufacturing costs encompass necessary material and production related overhead costs including depreciation. Interests on debt capital are not included in the manufacturing costs.
Depreciation of inventories for inventory risks, which result from increased duration of storage, reduced usability and lower sales prices compared to the manufacturing costs on the cutoff date for the balance sheet is performed accordingly.
Accounts Receivable and Other Current Assets
Accounts receivable and other current assets are assessed at nominal amount or at acquisition costs or present value on balance sheet date. Write-down of bad debts is done according to the probability of default and according to country risks. The rates for general provisions for bad debts in the financial year amount to two percent for receivables due from foreigners and one percent for receivables due from those with domestic domicile. For receivables due from affiliated companies no global value adjustments were made.
Stockholders’ Equity and Liabilities
Accruals and Liabilities
Accrual for pensions and similar obligations were valued according to the projected unit credit method. The valuation of pension obligations using the projected unit credit method corresponds to the method, which is applied by accounting in the United States and in the consolidated financial statements for Qimonda AG, and leads to a higher calculated value than according to Section 6a of the Income Tax Law. The one-time effect on results amounts to 15,942 kEUR and was recorded as an expense for the financial year. The preparation of the balance sheet according to the projected unit credit method includes the obligation on the balance sheet date according to the probability of a claim in consideration of future salary increases.

The cash value determined for earned pension entitlements on balance sheet date is based on an expert actuarial report, which assesses a calculative interest rate of 4.75 percent annually, a salary dynamic of 2.5 percent annually and a pension dynamic of 1.75 percent annually. The determination of the probable death and disability rate was done based on the “Standard Tables 2005 G” from Prof. Dr. Klaus Heubeck. Fluctuation of employees was also considered.
The transfer of the shares in the pension fund, which were previously managed by Infineon Technologies AG, was done in September 2006 as a cash contribution to the Qimonda Pension Trust e.V., which holds this asset under trustee for Qimonda AG.
The provision for obligations from partial retirement agreements encompasses expenses for the payment of wages and salaries to employees in the release-from-work phase as well as increase payments and possible obligations for claimants. These provisions were calculated according to the comments provided by the Institute of German Public Accounts (IDW RS HFA 3 dated November 18, 1998). The tentative amounts to be paid are determined according to actuarial principles and are assessed at their cash value.
Accruals for taxes are determined based on reasonable business judgment.
In the area of other accruals, the company creates individual provisions to an appropriate and sufficient extent for all recognizable risks from contingent liabilities and for threatening losses from pending business transactions.
Liabilities are assessed at pay back amount on balance sheet date.
Comments Concerning the Statement of Operations
Sales revenue is set when deliveries or services are executed and passing of risk has taken place.
Research and development costs are expensed in the full amount after deduction of the promotional funds.
Currency Conversion
Short-term receivables and liabilities are valued at exchange rate on balance sheet date, and long-term receivables and liabilities at exchange rate on value date or lower or higher exchange rate on balance sheet date.
Currency Risks
To cover the company against currency risks, only forward exchange contracts are used as derivative financial instruments within predefined risk limits. In doing so, evaluation units are formed for corresponding business transactions.

Derivative financial instruments, which were concluded for planned sales for the next financial year and for other pending business transactions, are valued based on the principle of imparity which means that provisions are made for negative market values whereas positive market values are not assessed.
To the extent that evaluation units exist, profit and loss due to changes to the fair values for the financial instruments are off set. A provision is made in the amount of the excess in loss for threatening losses due to pending business transactions. An overall resulting profit based on valuation is basically not considered for the determination of earnings according to Section 252.1 No. 4 of the German Commercial Code.

Comments Concerning the Statement of Operations
1. Net Sales
The Qimonda AG conducts its business within one segment.
The structure of Net sales according to customer groups is shown below.

	Financial year	Financial year
kEUR	2005	2006
Sales to consolidated affiliated companies	0	2,728,803
Sales to third parties and related parties and non-consolidated companies	0	364,695

Total	0	3,093,498

The structure of Net sales according to regions is shown in the following table:

	Financial year	Financial year
kEUR	2005	2006
Germany	0	285,879
Other Europe	0	719,875
Asia/Pacific	0	1,260,991
North America (NAFTA)	0	660,092
Japan		165,521
Other	0	1,140

Total	0	3,093,498

The Net sales contains license income in the amount of 1,498 kEUR (previous year: 0 kEUR).
2. Cost of Sales
The cost of sales encompasses the manufacturing costs for the services, which are provided for the realization of Net sales. In essence, these are expenditures for direct materials, services received and personnel expenses.
3. Research and Development Expenses
The expenditures for research and development primarily encompass personnel costs, material costs, depreciation and maintenance of the laboratory facility.
4. Selling Expenses
Selling expenses encompass personnel costs for employees in sales and marketing, costs for customer samples, expenses in connection with prototypes, promotional support and marketing expenses.

5. General Administrative Expenses
General administrative costs essentially encompass personnel costs for employees in administration, non-production related overhead expenses, consulting fees, attorney fees and other fees for external service providers as well as recruiting and training costs. In addition, following fees for auditors are included in the company’s administrative costs:

Financial year
2006
kEUR
Audit of financial statements	500
Other confirmation and evaluation services	439

Total	939

6. Other Operating Income
Other operating income of 1,590 kEUR essentially results from transfer of shares of the pension fund in September 2006. The amount results from the increase in value of shares, which were transferred, between May 1, 2006 and the time of transfer.
7. Other Operating Expenses
Other operating expenses of 34,351 kEUR are essentially in connection with one-time license payment to Tessera Inc. of 30,649 kEUR and with the impairment of the goodwill of the Qimonda Flash GmbH, Dresden and the license from Saifun Semiconductors Ltd., Netanya, Israel, in the amount of a total of 3,702 kEUR. Due to the weak market environment, the decision was made to discontinue the production of Qimonda Flash GmbH, Dresden, and to end the development of NROM based technologies.

8. Results from investments (net)
The equity in earnings of associated companies, net are structured as follows for the financial year 2006:

	Financial year	Financial year
in kEUR	2005	2006

Expenses from the transfer of losses	0	(20,849)
thereof Qimonda Flash GmbH, Dresden	0	(20,849)
Expenses from debt forgiveness		(67,000)
thereof Qimonda Flash GmbH, Dresden		(67,000)
Depreciation on investments in affiliated companies	0	(99,243)
thereof Qimonda Flash GmbH, Dresden	0	(99,243)
Income from in phase profit receipt		27,698
thereof Qimonda Dresden GmbH & Co. OHG, Dresden		27,698
Income from affiliated/related companies	0	29,259
thereof Inotera Memories Inc., Taoyuan, Taiwan		29,259

Total	0	(130,135)
Thereof from related parties	0	(159,394)

In September 2006, a profit transfer agreement was concluded with Qimonda Flash GmbH, Dresden, which went into effect on October 1, 2005. Prior to this, the Qimonda AG waived receivables in the amount of 157,000 kEUR, which it partially contributed to the equity capital of Qimonda Flash (90,000 kEUR). Due to the weak market environment for flash memory products, the resulting discontinuance of production and the development of NROM based technologies, the investment book value was written down by 99,243 kEUR. The expenses from the assumption of losses affect the entire financial year 2006.
The Qimonda AG receives the earnings from the profits collected during the same phase from the Qimonda Dresden GmbH & Co. OHG, Dresden. The earnings from companies, with which a participation relationship exists, come completely from Inotera Memories Inc. Taoyuan, Taiwan, due to the distribution of a dividend.
9. Financial Result

	Financial year	Financial
in kEUR	2005	year 2006

Interest and similiar income	0	54,845
thereof from affiliated companies	0	21,142
Interest and similiar expenses	0	(50,257)
thereof from affiliated companies	0	(13,265)

Total	0	4,588

10. Income tax expense
Income tax expense amounted to a total of 58,742 kEUR for financial year 2006. In addition to the current costs for corporation taxes including the solidarity tax and the trade tax, withholding taxes in the amount of 5,852 kEUR from dividend payments by Inotera Memories Inc. are also included.
11. Net Loss
Net loss for the Qimonda AG amounts to 54,353 kEUR as of September 30, 2006. The loss carried forward from the previous year in the amount of 3 kEUR was carried forward to the new financial year, therefore Qimonda AG shows an accumulated deficit of 54,356 kEUR (previous year: 3 kEUR).

12. Assets
The assets roll forward is shown in the following overview:
Assets Roll Forward

									Depreciation
							Accumulated	Contributed	Depreciation			Accumulated
		Contribution					depreciation	depreciation	for the			depreciation	book value
	September	May 1,	Historical cost			September	September	May 1,	financial year	Write		September	September	September
in kEUR	30, 2005	2006	Addition	Transfer	Disposals	30, 2006	30, 2005	2006	2006	up	Disposals	30, 2006	30, 2005	30, 2006

Intangible Assets
Franchises, operating licences, intellectual property and similiar rights and assets	0	80,296	38,796	0	(33,470)	85,622	0	(15,531)	(5,459)	213	8,246	(12,531)	0	73,091
Goodwill	0	7,108	0	0	(7,108)	0	0	(592)	(200)	0	792	0	0	0

	0	87,404	38,796	0	(40,578)	85,622	0	(16,123)	(5,659)	213	9,038	(12,531)	0	73,091

Property, plant and equipment
Technical equipment and machinery	0	12,143	288	0	(243)	12,188	0	(10,277)	(240)	0	66	(10,451)	0	1,737
Other non-current assets, factory and office equipment	0	119,213	909	0	(1,907)	118,215	0	(81,099)	(3,572)	0	1,478	(83,193)	0	35,022
Advances and assets under construction	0	3,940	1,111	0	(1,315)	3,736	0	(704)	0	0	0	(704)	0	3,032

	0	135,296	2,308	0	(3,465)	134,139	0	(92,080)	(3,812)	0	1,544	(94,348)	0	39,791

Long term investments
Long term investments in affiliated companies	0	1,826,188	620,033	0	0	2,446,221	0	(5,396)	(99,243)	0	0	(104,639)	0	2,341,582
Long term investments in associated companies	0	485,063	3,374	0	0	488,437	0	(14,447)	0	0	0	(14,447)	0	473,990
Non-current marketable securities	0	23,303	137,973	0	(21,521)	139,755	0		0	0	0	0	0	139,755

	0	2,334,554	761,380	0	(21,521)	3,074,413	0	(19,843)	(99,243)	0	0	(119,086)	0	2,955,327

	0	2,557,254	802,484	0	(65,564)	3,294,174	0	(128,046)	(108,714)	213	10,582	(225,965)	0	3,068,209

*	Differences due to rounding are possible.

12. Assets
The structure and the roll forward of non-current asset items, which are summarized in the balance sheet, are shown on the previous page. The book values are shown as acquisition and manufacturing costs minus the deduction for depreciation. In the asset roll forward, the non-current assets, which were transferred as part of the contribution of the Infineon AG, are shown at the carry-over basis for acquisition costs and manufacturing costs and the net cumulative depreciations. The value of the impairment according to Section 253.2 sentence 3 of the German Commercial Code amounts to 102,945 KEUR and consists of the impairment of the investment, the license from Saifun Semiconductors Ltd., Netanya, Israel, and the goodwill of the Qimonda Flash GmbH, Dresden.
13. Long term investments
The long term investment amount to 2,955,327 kEUR during the report period.
The subsequent additions essentially result from
the contribution from the Infineon Technologies Group:

• Qimonda Holding B.V., Rotterdam, the Netherlands	1,388,635 kEUR
• Inotera Memories Inc., Taoyuan, Taiwan	441,610 kEUR
• Qimonda Dresden GmbH & Co. OHG, Dresden	388,157 kEUR
• Qimonda Flash GmbH, Dresden	31,482 kEUR
• Ramtron International Corporation, Colorado Springs, USA	10,234 kEUR
• Infineon Technologies Flash Ltd., Netanya, Israel	12,325 kEUR
• Hwa-Keng Investment Inc., Taipei, Taiwan	10,056 kEUR
• Maskhouse Building Administration Verwaltungs GmbH & Co. KG, Dresden	5,008 kEUR
• Advanced Mask Technology Center Verwaltungs GmbH, Dresden	3,008 kEUR
• SKAG Fonds, Munich	1,782 kEUR
• Celis Semiconductor Corp., Colorado Springs, USA	700 kEUR

Capital increase by
• Qimonda Holding B.V., Rotterdam, the Netherlands, of	530,000 kEUR

Purchase of additional shares in
• Inotera Memories Inc., Taoyuan, Taiwan, in the amount of	3,373 kEUR

Increasing the investment in
• Qimonda Flash GmbH, Dresden, by	90,000 kEUR

The value of the investment in the Qimonda Flash GmbH, Dresden, was adjusted by 99,243 kEUR at the end of the year due to the weak market performance of flash memory modules and the decision to discontinue the production of Flash and to end the development of NROM based technologies.
The long term investment contains hedge fund certificates of 137,972 kEUR and also shares in the SKAG Fund (Siemens Kapitalanlagegesellschaft mbH) in connection with an employee-financed retirement pension plan (deferred compensation program) in the amount of 1,782 kEUR, for which a restraint of disposal exists. The hedge fund certificates show shares in the amount of 15,000 kEUR above the fair value. An impairment was not performed because the decrease in value is not seen as permanent.
Current Assets
14. Inventories

	Financial year	Financial year
in kEUR	2005	2006
Raw materials and supplies	0	9,079
Semi-finished goods and unfinished services	0	74,642
Finished goods and and goods for resale	0	87,925

Total	0	171,646

15. Accounts Receivable and Other Current Assets
The structure of the accounts receivable according to the contractual term is shown in the following overview:

	Financial year	Financial year
in kEUR	2005	2006
Trade accounts receivables — Third parties	0	159,820
thereof falling due more than one year		0
Trade accounts receivables — Affiliated companies	0	1,670,935
thereof falling due more than one year		0
Other receivables and other current assets	0	103,118
thereof falling due more than one year		206

Total	0	1,933,873

thereof falling due more than one year		206
The accounts receivable due from affiliated companies contain receivables from deliveries and services in the amount of 659,006 kEUR as well as other receivables in the amount of 1,011,929 kEUR.

16. Cash and Cash Equivalents
On September 13, 2006 the company founded the Qimonda Pension Trust e.V. to finance future pension payments for employees in Germany. On September 29, 2006 the transfer of the pension fund shares in the amount of 26,036 kEUR was made to the Qimonda Pension Trust e.V. and the Qimonda Altersteilzeit Trust e.V. in the form of a cash contribution. Up to this date, the pension fund shares were managed by the Infineon Technologies AG and are now held under trustee by the Qimonda Pension Trust e.V. These cash funds are not available to the Qimonda AG for this reason.
17. Deferred Expenses
Payments, which become expenditures after the balance sheet date, in the amount of 9,145 kEUR are deferred. This include future expenditures for use of licenses and for maintenance of IT infrastructure and a deferral of vacation compensation, which was already paid for employees for the remaining part of the calendar year.
18. Stockholders’ Equity

	Financial year	Financial year
in kEUR	2005	2006
Ordinary share capital	50	684,000
Additional paid-in capital	0	4,037,346
thereof from capital surplus	0	344,533
thereof from other payments	0	3,692,813
Net loss	(3)	(54,356)

Total	47	4,666,990

The loss figure shown in the balance sheet for the previous year in the amount of three kEUR was carried forward to a new account and together with the net loss for the expired financial year in the amount of 54,353 kEUR results in an accumulated deficit of 54,356 kEUR.
Capital Stock

	shares	kEUR
Ordinary Share Kapital September 30,2005	50,000	50
Ordinary Share Kapital September 30,2006	342,000,000	684,000
Capital stock of Qimonda AG on September 30, 2006 amounts to 684,000 kEUR and consists of registered ordinary shares with a nominal value of 2 EUR. On August 9, 2006 an IPO took place on the New York Stock Exchange (NYSE) in the amount of 42 million ordinary shares at a nominal value of 2 EUR.

The capital stock of the company was increased conditionally by up to 12,000 kEUR by passing a resolution on July 14, 2006 on the creation of conditional capital I/2006. The conditional capital increase through the issue of 6 million of registered no -par ordinary shares with participating rights is only to be carried out to the extent that the holders of subscription rights, which were issued within the scope of the “Qimonda AG share option plan 2006” based on the authorization given on July 14, 2006, make use of their subscription rights and the company does not grant any of its own shares or a cash settlement. The shareholders have authorized the supervisory board to grant the members of the board of directors share options, and in addition have authorized the members of the board of directors to grant some executives within the group share options.
The capital stock was conditionally increased by up to 240,100 kEUR by the issue of up to 120 million new registered no-par ordinary shares with entitlement to dividends, starting at the beginning of the financial year of their issue. The conditional capital increase serves for the granting of shares to the holders or creditors of options or convertible bonds, which may be issued by the company or a subordinate group company by July 13, 2011 according to the authorization of the shareholders meeting on July 14, 2006. The increase is only to be conducted if options or conversion rights from bonds are used or rather conversion obligations from bonds are fulfilled and no cash settlement is granted or own shares are used. The board of directors is authorized to set up further details for the conduct of the conditional capital increase (conditional capital II/2006).
The board of directors is authorized to increase the capital stock until June 13, 2011 with the approval of the supervisory board as an one-time action or in partial amounts by a total of up to 30,000 kEUR through the issue of new registered no-par ordinary shares in return for cash contributions for the purpose of the issue of shares to employees of the company or its group companies (authorized capital stock I/2006). In doing so, the subscription rights of the shareholders are excluded. Upon approval by the supervisory board the board of directors decides about the further content of the rights embodied in a share and the conditions for the issue of the shares.
Upon approval by the supervisory board the board of directors is authorized to increase the capital stock until July 26, 2011 non-current or in partial amounts by a total of up to 239,400 kEUR through the issue of new registered no -par ordinary shares with participating rights starting at the beginning of the financial year of their issue in return for cash contributions or contributions in kind (authorized capital stock II/2006). In the case of cash capital increases, the shareholders are to be granted subscription rights. In the case of capital increases in return for contributions in kind, the board of directors is authorized to exclude subscription rights upon approval by the supervisory board. The board of directors decides about the further content of the rights embodied in a share and the conditions for the issue of the shares upon approval by the supervisory board.

The capital stock was completely paid in by the shareholders. The shares, which were issued by September 30, 2006, are full participating shares for the financial year 2005/2006.
Additional Paid-in Capital
The company structures the additional paid-in capital accordingly to the type of its origin:
Premiums on shares, which were achieved through the issue of shares above the par value, and other additional payments by the shareholders, are shown as additional paid-in capital.
Compared to the previous year’s level, the additional paid-in capital has increased by 4,037,346 kEUR.
The change essentially results from the contribution of the former memory devision of Infineon Technologies AG to Qimonda AG, with economic effect as of May 1, 2006, and other cash capital increases. The part of the contributions in kind, which is contained in the additional paid-in capital, includes amounts of 1,171,937 kEUR for contributions in kind at the book value for Infineon Technologies AG and 1,053,263 kEUR of contributions in kind at the going -concern value from Qimonda Holding B.V., Rotterdam in the Netherlands.
The additional capital increases originate from cash contributions in the amount of 1,465,334 kEUR, thereof 92,000 kEUR from Infineon Technologies AG and 1,373,334 kEUR from Infineon Technologies Holding B.V., Rotterdam in the Netherlands.
Furthermore, on August 9, 2006 the additional paid-in capital was increased by 344,533.00 kEUR at a share price of 13 USD by an IPO.
Conditional Capital
The capital stock of the company was increased accordingly to the articles of association by up to 252,100 kEUR.
19. Accruals
Accruals of 134,897 kEUR contain 36,838 kEUR (previous year: 0 kEUR) for pension obligations, 35,384 kEUR (previous year: 0 kEUR) for tax accruals and 62,675 kEUR (previous year: 0 kEUR) for other accruals.
The tax accruals of 35,384 kEUR consist of tentative corporation tax payments including solidarity tax and trade tax for 2006.

The other accruals 62,675 kEUR are essentially divided into accruals for wages and salaries of 30,201 kEUR, accruals for contingent liabilities of 22,761 kEUR, accruals for postponed expenditures of 5,184 kEUR, accruals for pension costs of 2,620 kEUR and accruals for warranties of 1,314 kEUR. The accrual for pension costs contains obligations for partial retirement employment agreements in the blocked version, which are paid to employees in the release-from-work phase, plus the payments for increasing of pensions. This accrual is calculated accordingly to the comments from the German Institute of Public Accountants dated November 18, 1998. The arrears in fulfilment and the increase payments are valued with the cash value with the application of an interest rate of 5.5 percent. The “Standard Tables 2005 G” from Dr. Klaus Heubeck served as basis for the calculation.
The accruals for contingent liabilities concern future payments for claims for damages as part of the E.U. antitrust proceedings and the expected legal costs of about 15 million Euros.
20. Liabilities
The liabilities are structured as follows:

	Financial year	Financial year
in kEUR	2005	2006
Trade accounts payable — Third parties	0	267,902
thereof falling due within one year	0	259,909
thereof falling due between one to five years	0	7,993
thereof falling due after more than five years	0	0
Trade accounts payable — Affiliated companies	0	869,428
thereof falling due within one year	0	803,253
thereof falling due between one to five years	0	66,175
thereof falling due after more than five years	0	0
Trade accounts payable — Associated/related companies	0	75,285
thereof falling due within one year	0	75,285
thereof falling due between one to five years	0	0
thereof falling due after more than five years	0	0
Other liabilities	0	71,236
thereof falling due within one year	0	19,322
thereof falling due between one to five years	0	49,640
thereof falling due after more than five years	0	0
thereof tax liabilities	0	2,273
thereof social security contribution	0	1

Total	0	1,283,851

thereof falling due within one year	0	1,160,043
thereof falling due between one to five years	0	123,808
amounts falling due after more than five years	0	0

The liabilities due to affiliated companies contain liabilities from deliveries and services of 403,420 kEUR and other liabilities of 466,008 kEUR.
The liabilities due to associated companies only contain liabilities from deliveries and services of 75,285 kEUR.
The other liabilities essentially contain obligations from future license payments of 49,266 kEUR and 3,061 kEUR for wages and salary liabilities. The tax liability consists of the income and church taxes, which are still to be paid, of 2,273 kEUR.
21. Deferred Income
Essentially payments from license agreements were deferred which concern services agreed on of Qimonda AG in future financial years.
Other Information
Material and Personnel Expenses
Material and personnel expenses are contained in the cost of sales listed in the income statement as follows:

	Financial year	Financial year
in kEUR	2005	2006
Cost of raw materials, supplies and goods for resale	0	2,551,763
Cost of purchased services	0	238,808

Total	0	2,790,571

	Financial year	Financial year
in kEUR	2005	2006
Wages and salaries	0	54,305
Social welfare contribution	0	7,686
Pension payments	0	16,363

Total	0	78,354

Employees
The average number and the structure of employees of Qimonda AG are shown in the following overviews:

	Number of	Number of
	employees	employees
	2005	2006
Campeon, Neubiberg	0	874
Munich-Perlach	0	524
Erlangen	0	11
Other domestic employees		5

Total	0	1,414

	Number of	Number of
	employees	employees
	2005	2006
Executive employees	0	80
Non-tariff employees	0	578
Tariff employees	0	751
Total employees	0	1,409
Commercial employees	0	5

Total	0	1,414

Remuneration of the Board of Directors and the Supervisory Board
Remuneration of the supervisory board for the financial year 2006 amounted to 51 kEUR.
In addition, the members of the supervisory board receive 5,000 stock appreciation rights for each full financial year. The stock appreciation rights may be exercised according to the provisions of the particular valid stock option plan. In the past financial year, no stock appreciation rights were assigned.
The board of directors received fixed salary components in the amount of 1,031 kEUR and variable salary components in the amount of 1,100 kEUR for financial year 2006. Additional provisions in the amount of 456 kEUR were created in financial year 2006 for the variable remuneration of the board of directors, which is dependent on the return on capital employed. The return on capital employed is calculated as earnings before interest and taxes and the balance from other operating income and expenses and other income and expenses in relation to the capital employed.
Members of the board of directors did not receive any stock options in the past financial year.

The remuneration of the members of the board of directors is shown in the following table:

		Individual
in EUR	Base Salary	Performance Bonus
Loh Kin Wah	481,250	500,000
Thomas Seifert	275,000	300,000
Dr. Michael Majerus	275,000	300,000
Commitments and Contingencies
On balance sheet date contingent liabilities in the amount of 56,160 kEUR existed, in particular from payment guarantees, rental guarantees and credit guarantees for affiliated companies.
The payment guarantees in the amount of 53,645 kEUR are to financial institutions in the form of a liability bond in connection with the grants provided for the Dresden production site.
Qimonda AG assumed rental guarantees for rented office space in the amount of 2,320 kEUR. For Qimonda Richmond, Qimonda AG agreed to an environmental protection guarantee in the amount of 195 kEUR.
On balance sheet date, financial obligations, which are not carried on the balance sheet, exist from leasing agreements for real estate. According to the contractual conditions, the leasing properties are not to be attributed to the company as business property. The obligations from the concluded leasing and rental agreements amount to 14,997 kEUR within the next year and for the time frame of two to five years to a total of 30,381 kEUR. For the time frame exceeding five years, there are no leasing and rental obligations from properties.
On balance sheet date, additional obligations, which are not in the balance sheet, exist from long-term purchasing contracts. These amount to 327,239 kEUR within the next year and for the time frame of two to five years to a total of 8,432 kEUR.
During the course of the carve out from Infineon Technologies AG, Qimonda AG adopted production and capacity reservation agreements. Firstly, this concerns an agreement with the Semiconductor Manufacturing International Corporation, Shanghai, China, which delivers finished products and provides additional production capacity. Secondly, we took over a product procurement agreement for the delivery of finished products and a capacity reservation agreement with Winbond Electronics Corporation in Taiwan.

The Advanced Mask Technology Center GmbH & Co. KG, Dresden delivers prefabricated masks for the production according to a product purchase agreement. These renewable agreements basically have a contract term of one or more years and contain a minimum purchase amount and price commitments.
Finally, there are obligations from transfer price agreements with affiliated companies, which essentially have duration of three months. The price, which is named in the transfer price agreements between the production facilities of Qimonda AG and Qimonda AG itself is designated the “transfer price works .” The value level of the “transfer prices works” is the costs plus the gross margin and is determined using the full manufacturing costs at the site based on the normal utilization rate plus a reasonable markup. The normal utilization rate varies depending on the manufacturing location. The price, which is named in the transfer price agreements between the sales locations of Qimonda AG and Qimonda AG itself is designated the “transfer price sales.” The value level of the “transfer prices sales” is the sales price minus the marketing margin and is calculated using the customer sales price minus a normal market gross margin. The reduction covers the costs of the sales location plus a reasonable profit. If the operating profit of an affiliated company does not correspond to the in advance agreed value, an appropriate settlement of the profit is made.

Information about Derivative Financial Instruments
The company concludes short-term and long-term foreign exchange contracts. The goal of these transactions is the reduction of market risks due to changes in currency relations for cash flows in a foreign currency. Derivative financial instruments are not employed by the company for trade or speculative purposes.
The nominal and market values of the derivatives, which were held by the company as of September 30, 2006, are shown in the following table:

in TEUR	Nominal amount				Fair market value at 30.09.2006
	Maturity				Maturity
Foreign exchange related
instruments	up to 1 year	1-5 years	>5 years	Total	up to 1 year	1-5 years	>5 years	Total
Foreign Exchange contract short, purchase FX, sale EUR	47,644	0	0	47,644	54	0	0	54

Foreign exchange contract long, sale FX, purchase EUR	304,174	0	0	304,174	(2,274)	0	0	(2,274)

Foreign exchange contract short, purchase JPY, sale USD	342	0	0	342	(7)	0	0	(7)

Foreign exchange contract long, sale JPY, purchase USD	22,163	0	0	22,163	521	0	0	521

Total	374,323	0	0	374,323	(1,706)	0	0	(1,706)

Losses from derivative financial instruments are included in the income statement. Losses, which can be assigned to the operating business, are primarily listed in the costs of sales and those, which originate in connection with financial transactions, are shown in Other operating income or expenses.
The market values of the derivative financial instruments were determined based on accepted financial mathematical valuation methods using quoted market data.
If evaluation units exist, profits and losses from changes to the current values of the financial instruments are balanced. A contract loss accrual in the amount of the exceeding loss is made for anticipating losses from pending business transactions. An overall valuation profit is in principle not considered for the determination of earnings, according to Section 252.1 No. 4 of the German Commercial Code.
The derivatives are shown with a book value in the balance sheet item “other accruals” under contract loss accrual in the amount of 2,938 kEUR.

Significant affiliated/associated companies

		Stockholders’	Net (loss)	capital
		equity	income	share
	September 30, 2006	in kEUR	in kEUR	In %
I.	Affiliated companies

1.	Affiliated companies / National
	(Affiliated companies / Germany)

	Qimonda Dresden GmbH & Co. OHG, Dresden 1)	630,200	27,800	100
	Qimonda Flash GmbH, Dresden 3)	168	0	100

2.	Affiliated companies / International
	(Affiliated companies / International)

	Europe
	Qimonda -Fabrico de Semicondutores Portugal S.A., Villa do Conde, Portugal* 1)	194,700	25,500	100
	Qimonda Holding B.V., Rotterdam, Niederlande 1)	1,500,000	4,200	100
	Qimonda Investment B.V., Rotterdam, Niederlande *1)	0	0	100
	Qimonda Italy s.r.l. Padua, Italy *	320	60	100
	Qimonda Sales U.K. Co.Ltd., Bellshire, Scotland *1)	840	441	100

4.	USA*
	Qimonda North America Corp., Wilmington, Delaware, USA	655,600	(4,000)	100
	Qimonda Richmond, LP, Wilmington, Delaware, USA	790,400	20,800	100

5.	Asia*
	Qimonda Asia Pacific Pte. Ltd., Singapore 1)	15,242	5,308	100
	Qimonda International Trade (Shanghai) Co.Ltd., Shanghai, China 1) 2)	4,247	2,074	100

	Qimonda IT (Suzhou) Co. Ltd., Suzhou, China 1) 2)	460	455	100
	Qimonda (Melaka) Sdn. Bhd Malacca, Malaysia 1)	18,529	506	100
	Qimonda (Module) (Suzhou) Co.Ltd., Suzhou, China 1) 2)	4,777	2,813	100
	Qimonda Taiwan Co. Ltd., Taipei, Taiwan 1)	1,647	323	100
	Qimonda Technologies (Suzhou) Co.,Ltd., Suzhou, China 1) 2)	160,835	35,410	73

II.	Associated companies
2.	Associated companies / International
	(Associated and related companies / International)

	Inotera Memories Inc., Taoyuan, Taiwan 2)	1,127,313	147,183	36

*	Held by Qimonda Holding B.V.

1)	Tentative numbers based on local accounting regulations.

2)	As of December 31, 2005

3)	Profit and loss transfer agreement with Qimonda AG
Values correspond to balance sheets based on country-specific regulations.
The conversion of the foreign values was done for the equity capital with an average rate on balance sheet date and for the Net income with the average rate for the financial year.

Cash Flow Statement
Through the contribution in kind of non-liquidity related assets from Infineon AG and Infineon Technologies Holding B.V with economic effect as of May 1, 2006, the following cash flow statement was based on the development from May 1 to September 30, 2006.

September 30,
in kEUR	2006
Net loss	(54,353)
Amortization and depreciation of non-current assets	108,501
Increase in accruals	60,831
Result from disposals of fixed assets	54,559
Decrease of inventories	31,493
Increase of receivables/securities/deferred expenses	(344,808)
Increase in liabilities/deferred income	191,368

Net cash provided by operating activities	47,591

Purchases of property, plant and equipment and purchases of intangible assets	(41,104)
Long term investments
Qimonda Holding B.V., Rotterdam	(530,000)
Purchase of Hedge Fond Certificate	(137,972)
Qimonda Flash GmbH, Dresden	(90,000)
Inotera Memories Inc., Taoyuan, Taiwan	(3,373)
Other	(35)
Result from disposals of long term investments	422

Net cash used in investing activities	(802,062)

Increase of ordinary share capital	84,000
- Increase of the additional paid-in capital through an Initial Public Offering	344,584

- Increase of the additional paid-in capital through capital contribution of Infineon Technologies AG	92,000

- Increase of the additional paid-in capital through capital contribution of Infineon Technologies Holding B.V.	1,373,334

Intra-group financing	(224,567)

Net cash provided by financing activities	1,669,351

Net increase in cash and cash equivalents	914,880

Cash and cash equivalents at beginning of year	52

Cash and cash equivalents at end of year	914,932

Consolidated Financial Statements
Qimonda AG prepares consolidated financial statements according to US GAAP ( United States Generally Accepted Accounting Principles), According to Section 291.1 of the German Commercial Code, the Qimonda AG is exempt from the obligation to prepare consolidated financial statements and a group management report according to the German commercial accounting regulations.
The parent company of the Qimonda AG, Infineon Technologies AG with its registered office in Munich, will prepare the relieved consolidated financial statements and the relieved group management report. This has a releasing effect according to Section 291.1 and 291.3 of the German Commercial Code and is available at the registered office of the company.
Qimonda AG was the general unlimited partner for Qimonda Dresden GmbH & Co. OHG, Dresden.
Comments concerning the accounting techniques, valuation methods and consolidation methods, which are used in the relieved consolidated financial statements in deviation from German law (according to Section 291.2 No. 3c of the German Commercial Code)
Preface
As the German parent company, Infineon Technologies AG must basically prepare consolidated financial statements according to the accounting regulations of the German Commercial Code. Section 292a of the German Commercial Code in connection with Section 58.5 sentence 2 of the Introductory Law to the German Commercial Code, however, exempts from this obligation if the consolidated financial statements are prepared according to internationally accepted accounting principles and will disclosed. The company prepares the consolidated financial statements according to US GAAP. The consolidated financial statements are deposited at the Munich Commercial Register under the number HRB 126492 or can be reviewed in the business premises of the company. Significant deviations from the German accounting regulations with respect to the accounting techniques, valuation methods and consolidation methods are described below. Furthermore, companies, which are listed on a stock exchange in the United States, are obligated to meet the accounting and reporting requirements of the SEC (Securities and Exchange Commission ).
Fundamental Differences
Accounting according to US GAAP differs from the German Commercial Code with respect to its goal. While US GAAP focuses on the provision of information, which is relevant for decisions by investors, the accounting according to German Commercial Code is affected by a stronger emphasis of creditors protection and the principle of caution.

Balance Sheet Classification
Balance sheet classification according to US GAAP is oriented on the planned liquidation of the assets and the time to maturity of debts within the scope of ordinary business operations. Balance sheet classification for German commercial purposes is primarily defined in Section 266 of the German Commercial Code for private limited liability corporations. Classification is oriented here on the planned retention period of assets and funding sources such as debts and shareholders’ equity in the corporation.
Realization of Sales
According to the German Commercial Code and US GAAP, sales are primarily realized to the same principles if the service is provided and the payment has been made. Differences may occur with respect to the time of the collection, if the company, which provides the service, has assumed additional financial, operational or service related obligations to the receiving company or the amounts agreed on cannot be portrayed objectively to a sufficient degree.
Marketable Securities
Marketable securities, which evidence by document share or creditor rights, are according to German accounting regulations to be valued with the acquisition costs or with the lower market value on balance sheet date. Securities, which are held by the company, are according to US GAAP to be classified as available for sale securities and to be valued at the market value on balance sheet date. The increases in value or decreases in value of these securities are recorded after consideration of deferred taxes at not affecting net income in shareholders’ equity under “changes to shareholder’s equity, which do not result from transactions with shareholders.”
Inventories
Inventories have to be valued according to the German Commercial Code as well as US GAAP with manufacturing costs. The manufacturing costs according to US GAAP are defined as production related full costs, for which in addition to material and wage costs and special individual costs for production the material and manufacturing overheads are to be included. In addition, administrative costs are to be considered to the extent that they have a clear relation to the production of the products, which are to be valued. According to the German Commercial Code, of those costs named above, parts of the indirect costs such as administrative costs have not to be included in the manufacturing costs of inventories.
Goodwill
Under US GAAP and according to SFAS No. 141, capital consolidation, in connection with SFAS No. 142, goodwill and other intangible assets, the goodwill in capital consolidations is no longer to be amortized using the purchase method after June 30, 2001, but is to be examined annually for recoverability.

According to the German Commercial Code, the goodwill is to be amortized in each following financial year by at least one-fourth or can be amortized over the time period of the expected lifetime.
Unconcluded developments concerning intellectual property rights by acquisition of long term investments
Expenses, which are incurred by acquired companies for unconcluded development projects, are not separately determined according to the German Commercial Code, but are shown as part of the goodwill. According to US GAAP, these costs are determined separately at the time of purchase and recorded as expenses.
Derivative Financial Instruments
According to the German Commercial Code, derivative financial instruments as pending business transactions are basically not shown in the balance sheet. This means that increases in value are not to be considered. For decreases in value, which represent unrealized losses, accruals are to be made. According to US GAAP, derivative financial instruments are to be valued in the balance sheet at their market value. Changes to the market value are recorded in the income statement or under “changes to shareholders’ equity, which do not result from transactions with shareholders.” This depends on the one hand, if the derivative financial instruments are part of a transaction for hedging and, on the other hand, on the type of the transaction for hedging.
Deferred Taxes
The essential difference in accounting of deferred taxes between the German Commercial Code and US GAAP is that up to now according to the regulations of the German Commercial Code no deferred taxes have been capitalized for losses. According to US GAAP, deferred taxes for losses (including loss carried forward) are to be considered. For deferred taxes on the asset side, which realization is more unlikely, adjustments of value are to be made.
Accruals for Pensions and Similar Obligations
According to US GAAP, accruals for pensions are to be valued according to the projected unit credit method based on the expected development of remuneration for the future. This method is also permitted according to the German Commercial Cod e and is used since this financial year. Furthermore come, as the case may be, different interest rates for the cash value calculation of the accrual to inclusion. Due to the transfer of the fiduciary administration of pension fund shares to a pension trust association, were according to US GAAP the pension fund shares and the accrual for pensions not shown on the company balance sheet any longer. According to the German Commercial Code, pension fund shares and accruals for pensions are to continue to be shown on the company balance sheet in spite of the transfer to a pension trust association.

Costs for Capital Increases
According to the German Commercial Code, expenses in direct connection with an initial public offering are recorded as expenses. According to US GAAP, these expenses were set off against the additional paid-in capital.
Accruals
According to the German commercial regulations, accruals for expenses may be made in certain cases even without an obligation to a third party. According to U S GAAP, accruals may only be made in the case of existing obligations to a third party and in addition only for very limited circumstances.
Foreign Currency Conversion
According to the German Commercial Code, foreign currency receivables and liabilities are valued with the currency exchange rate at the time of the recording of the business transaction or at the less favorable rate on the balance sheet date whereas unrealized losses resulting from this, are recorded in the income statement . According to US GAAP, the valuation of the foreign currency receivables and liabilities is to be made at the foreign exchange rate on the balance sheet date whereas unrealized profits and losses, which are determined from this, are recorded in the income statement . For September 30, 2006, the company values the foreign currency conversion for short -term items at the rate on the balance sheet date also according to the German Commercial Code.
Grants from Public Authorities
According to the German Commercial Code, investment subsidies and interest grants may be collected as affecting operating income in the financial year of receipt. According to US GAAP, these grants are deferred and collected as affecting operating income over the time period of the offsetting of expenses, which are in connection with this.
Proportional results for the year for consolidated companies according to the equity method
According to the German Commercial Code, the proportional results of associated companies based on their local accounting regulations determined results, allowed to be collected. According to US GAAP, the results, which are determined according to US GAAP, for associated companies are collected proportionally.

Earnings and expenses from the realization of increases in value and losses in value through capital increases or dilution for associated and affiliated companies
According to the German Commercial Code, increases in value of the proportional shareholders’ equity due to capital increases for associated companies may be recorded as affecting operating income. According to US GAAP and the SEC accounting regulations, such collection as affecting operating income depends on the fulfillment of additional criteria beside the implementation of the capital increase. If these criteria are not fulfilled, the increase in value of the proportional equity capital is to be shown as non-operating income in the additional paid-in capital.
Information according to Section 161 of the German Stock Corporation Law
The declaration of conformity, which is prescribed by Section 161 of the German Stock Corporation Law, is voluntary for Qimonda for the past financial year and has not been provided by the company as of the date of the preparation of the financial statements.

Board of Directors
The following persons were appointed to the Board of Directors and the Supervisory Board of the company in the financial year 2006.

Board of Directors	Age	Business Activities
Kin Wah Loh (since 15th April 2006)	52	President and Chief Executive Officer

Thomas J. Seifert (since 15th April 2006)	43	Member of the Board of Directors

		Principal business activities outside company
		Director
		— Inotera Memories, Inc., Taoyuan, Taiwan

Dr. Michael Majerus (since 15th April 2006)	45	Member of the Board of Directors and Chief Financial Officer

		Principal business activities outside company
		Director
		— Inotera Memories, Inc. , Taoyuan, Taiwan
		— Qimonda Technologies (Suzhou) Co., Ltd., Suzhou, China

Robert Hawliczek (till 24th April 2006)	50	Member of the Board of Directors

		Principal business activities outside company
		Corporate Vice President Accounting and Financial Reporting
		Managing Director
		— Infineon Technologies Holding B.V., Rotterdam, The Netherlands
		— Infineon Technologies Investment B.V., Rotterdam, The Netherlands
		— Infineon Technologies Central B.V., Rotterdam, The Netherlands
		— Infineon Technologies Erasmus B.V., Rotterdam, The Netherlands

		Member of the Management
		— Infineon Technologies Mantel 17 GmbH, Munich
		— Infineon Technologies Mantel 18 GmbH, Munich
		— Infineon Technologies Mantel 19 GmbH, Munich
		— Infineon Technologies Mantel 20 GmbH, Munich
		— Infineon Technologies Pluto GmbH, Munich
		— Infineon Ventures Beteiligungs-Treuhand GmbH

		Member of the shareholder delegation
		— Infineon Technologies Finance GmbH
		— Infineon Technologies Trutnov s.r.o., Trutnov, Tschechien

Dr. Markus Kaum (till 30th April 2006)	46	Member of the Board of Directors

		Principal business activities outside company
		Senior Director Legal Department

Supervisory Board

Supervisory		Term
Board	Age	expires	Compensation	Business Activities
Peter J. Fischl	60	2011	Renouncement	Member of Supervisory Board

				Principal business activities outside company

				— Member of the Board of Directors of Infineon Technologies AG, Munich
				— CFO of Infineon Technologies AG, Munich
				— Chairman of the Supervisiory Board of Infineon Technologies Austria AG, Villach, Austria

				Member of the Board of Directors:
				— Infineon Technologies Asia Pacific Pte., Ltd., Singapur
				— Infineon Technologies China Co. Ltd., Shanghai, China
				— Infineon Technologies North America Corp., San José, USA
				— Infineon Technologies Japan K.K., Tokyo, Japan

Michael von Eickstedt	53	2011	Renouncement	Member of the Supervisiory Board

				Principal business activities outside company
				— General Counsel of Infineon Technologies AG, Munich

Richard Previte (seit July 14, 2006)	71	2011	16,400 EUR	Executive Vice-President of the Supervisiory Board

				Principal business activities outside company
				— Former President of Advanced Micro Devices, Inc.
				— Chairman of the Board of Meredith Vineyard Estate, Inc.
				— Director of the Tower Foundation Board of San Jose State University

Yoshio Nishi (since July 14 2006)	66	2011	16,400 EUR	Member of the Supervisory Board

				Professor at Stanford University
				— Director of Stanford Nano-fabrication Facility of National Nanotechnology Infrastructure Network of US
				— Director of Research of Center for Integrated Systems, Stanford University
				— Affiliated Member of Science Council of Japan

Johann Grundbacher	42	2011	9,500 EUR	Member of the Supervisiory Board
(*)				Principal business activities outside company
(since July 20, 2006)				— Electro engineer of Qimonda AG, Munich

Supervisory		Term
Board	Age	expires	Compensation	Business Activities
Dr. Lothar Armbrecht (*)	53	2011	9,500 €	Member of the Supervisiory Board
(since 20th July 2006)
				Principal business activities outside company
				Responsible for Global Group Internet Presence at Qimonda AG, Munich
Hans-Martin Stech	43		Renouncement	Member of the Supervisory Board
(till 7th April 2006)
				Principal business activities outside company

				— Senior Vice President und Chief Financial Officer, Infineon Technologies Asia Pacific Pte. Ltd., Singapur
Michael Ruth (till 14th July 2006)	45		Renouncement	Member of the Supervisory Board

				Principal business activities outside company
				— Senior Corporate President Planning and Controlling, Infineon Technologies AG, Munich

(*) Employee representative

Supervisory Board Committees
Investment, Finance and Auditing Committee
Peter J. Fischl (Chairman)
Richard Previte
Dr. Lothar Armbrecht
General Committee
Peter J. Fischl (Chairman)
Richard Previte
Michael von Eickstedt
Technology Committee
Prof. Yoshio Nishi (Chairman)
Peter J. Fischl
Hans Grundbacher
Munich, November 9, 2006
Qimonda AG
The Board of Directors

Qimonda Offices Worldwide

Sales offices				Representative offices

Europe	Asia		Japan	Europe

Munich – Germany	Singapore	Shenzhen – China	Tokyo – Japan	Paris Saint-Denis – France
Qimonda AG	Qimonda Asia Pacific Pte. Ltd.	Qimonda International Trade	Qimonda Japan K.K.	Infineon Technologies
Gustav-Heinemann-Ring 212	8 Kallang Sector	(Shanghai) Co. Ltd.	Gate City Osaki	France S.A.S.
81739 Munich, Germany	Singapore 349282	(Shenzhen Office)	East Tower 23F	39 – 47, Boulevard Ornano
Phone +49 800951951951	Phone +65 (6876)3888	Rm 1502, Block A,	1-11-2 Osaki	93527 Saint-Denis CEDEX 2 France
Fax +49 (89)2349553431	Fax +65 (6876)3688	Tian An International Building	Shinagawa-ku	Phone +33 (1)48097200
		Renmin Nan South Road	Tokyo 141-0032, Japan	Fax +33 (1)48097290
Dublin – Ireland	Seoul – Korea	ShenZhen 518001	Phone: +81 (3)57457444
Qimonda Sales UK Co. Ltd.	Qimonda Asia Pacific Pte. Ltd.	People’s Republic of China	Fax: +81 (3)5745-7499	Zurich – Switzerland
69 Fitzwilliam Lane	(Korea Office)	Phone +86 (755)82289104		Infineon Technologies Schweiz AG
Dublin 2, Ireland	4th floor, Sigma Tower	Fax +86 (755)82280217	Osaka – Japan	Badenerstrasse 623
Phone +353 (1)7999518	7-19, Shincheon-dong, Songpa Gu		Qimonda Japan K.K.	8048 Zurich, Switzerland
Fax +353 (1)7999501	Seoul 135-971, Korea	Taipei – Taiwan	Orix Dojima Building 8F	Phone +41 (1)4978040
	Phone +82 (2)34600899	Qimonda Taiwan Co. Ltd.	2-1-31 Dojima	Fax +41 (1)4978050
Bellshill – Scotland	Fax +82 (2)34600901	12F-1, No. 3-2 Yuan Qu St.	Kita-ku
Qimonda Sales UK Co. Ltd.		Nan Kang Software Park	Osaka-shi	Madrid – Spain
International House	Shanghai – China	115 Taipei, Taiwan	Osaka-fu 530-0003, Japan	Siemens S.A. División
Stanley Boulevard	Qimonda International Trade	Phone +886 (2)26515000	Phone: +81 (6)47974460	Componentes
Hamilton Intern. Technology Park	(Shanghai) Co. Ltd.	Fax +886 (2)26517527		Ronda de Europa, 5
High Blantyre, UK G72 0BN	No. 7 & 8, Lane 647			28760 Tres Cantos-Madrid, Spain
Phone +44 (0)1698404923	Song Tao Road			Phone +34 (91)5147155
Fax +44 (0)1698404921	Zhang Jiang Hi-Tech Park			Fax +34 (91)5147015
Shanghai 201203
People’s Republic of China
Phone +86 (21)61019288
Fax +86 (21)61019080

USA	Beijing – China
Qimonda International Trade
San Jose – USA	(Shanghai) Co. Ltd.
Qimonda North America Corp.	(Beijing Office)
1730 First St, M/S 15302	12th Floor, Quantum Plaza
San Jose, CA 95112, USA	No. 27 Zhi Chun Road
Phone +1 (408)5017000	Hai Dian District
Fax +1 (408)5012444	Beijing 100083
People’s Republic of China
Phone +86 (10)82356118
Fax +86 (10)82355474
www.qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: January 16, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board